Exhibit 99.1

BMO Financial Group Reports Fourth Quarter and Fiscal 2025 Results

Fourth Quarter 2025 Earnings Release

BMO’s 2025 audited annual consolidated financial statements and accompanying Management Discussion and Analysis (MD&A) are available online at www.bmo.com/investorrelations and at www.sedarplus.ca.

Financial Results Highlights

Fourth Quarter 2025 compared with Fourth Quarter 2024:

•	Reported net income[1] of $2,295 million, compared with $2,304 million; adjusted net income[1] of $2,514 million, an increase of 63% from $1,542 million

•	Reported earnings per share (EPS)[2] of $2.97, an increase of 1% from $2.94; adjusted EPS[1,2] of $3.28, an increase of 73% from $1.90

•	Provision for credit losses (PCL) of $755 million, compared with $1,523 million

•	Reported return on equity (ROE) of 10.7%, compared with 11.4%; adjusted ROE[1] of 11.8%, compared with 7.4%

•	Common Equity Tier 1 (CET1) Ratio[3] of 13.3%, compared with 13.6%

•	Declared a quarterly dividend of $1.67 per common share, an increase of $0.04 or 2% from the prior quarter, and an increase of $0.08 or 5% from the prior year

Fiscal 2025 compared with Fiscal 2024:

•	Reported net income[1] of $8,725 million, an increase of 19% from $7,327 million; adjusted net income[1] of $9,248 million, an increase of 24% from $7,449 million

•	Reported EPS[2] of $11.44, an increase of 20% from $9.51; adjusted EPS[1,2] of $12.16, an increase of 26% from $9.68

•	PCL of $3,617 million, compared with $3,761 million

•	Reported ROE of 10.6%, compared with 9.7%; adjusted ROE[1] of 11.3%, compared with 9.8%

Toronto, December 4, 2025 – BMO Financial Group (TSX:BMO) (NYSE:BMO) reported net income for fiscal 2025 was $8,725 million, compared with $7,327 million in the prior year, and EPS2 of $11.44, compared with $9.51. Reported ROE was 10.6%, compared with 9.7% in fiscal 2024. Adjusted net income for fiscal 2025 was $9,248 million and adjusted EPS was $12.16, an increase from $7,449 million and $9.68, respectively, in the prior year. Adjusted ROE was 11.3%, compared with 9.8% in fiscal 2024.

Reported net income for the fourth quarter of 2025 was $2,295 million, compared with $2,304 million in the prior year, and reported EPS was $2.97, compared with $2.94. Adjusted net income for the fourth quarter was $2,514 million and adjusted EPS was $3.28, an increase from $1,542 million and $1.90, respectively, in the prior year.

“Fiscal 2025 was a strong year for BMO, with consistent execution and growing momentum to achieve our commitments to shareholders. We delivered both robust earnings growth and improved return on equity, driven by significant pre-provision, pre-tax earnings expansion, and sustained positive operating leverage. Revenue increased across all of our diversified businesses reflecting our success in delivering world-class client experiences and deepening relationships. We’re deploying capital to drive future growth and higher shareholder returns,” said Darryl White, CEO, BMO Financial Group.

“We enter 2026 in a position of financial strength, with a focused strategy and a winning culture that continues to grow and attract talent across the bank. At the same time, we’re building on our investments in digital and AI-powered solutions to drive value for our clients. We’re particularly excited to welcome the teams and clients of Burgundy Asset Management to BMO, as we continue to expand our private wealth solutions. These strengths position us to accelerate our performance and create long-term shareholder value, while continuing to support the clients and communities we serve,” concluded Mr. White.

Concurrent with the release of results, BMO announced a first quarter 2026 dividend of $1.67 per common share, an increase of $0.04 or 2% from the prior quarter and an increase of $0.08 or 5% from the prior year. The quarterly dividend of $1.67 per common share is equivalent to an annual dividend of $6.68 per common share. During the quarter, we purchased for cancellation 8.0 million common shares under the normal course issuer bid.

Caution

The foregoing section contains forward-looking statements. Please refer to the Caution Regarding Forward-Looking Statements section.

(1)

Results and measures in this document are presented on a generally accepted accounting principles (GAAP) basis. They are also presented on an adjusted basis that excludes the impact of certain specified items from reported results. Adjusted results and ratios are non-GAAP and are detailed in the Non-GAAP and Other Financial Measures section. Unless otherwise indicated, all amounts are in Canadian dollars. All ratios and percentage changes in this document are based on unrounded numbers.

(2)	All EPS measures in this document refer to diluted EPS, unless specified otherwise.
(3)	The CET1 Ratio is disclosed in accordance with the Capital Adequacy Requirements (CAR) Guideline, as set out by the Office of the Superintendent of Financial Institutions (OSFI), as applicable.

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Fourth Quarter 2025 Performance Review

Adjusted results and ratios in this section are on a non-GAAP basis. Refer to the Non-GAAP and Other Financial Measures section for further information on adjusting items. The order in which the impact on net income is discussed in this section follows the order of revenue, expenses and provision for credit losses, regardless of their relative impact.

Effective the fourth quarter of 2025, BMO combined its U.S. wealth management business, previously reported within Wealth Management, with U.S. Personal and Commercial Banking to form a unified U.S. Banking operating segment. BMO now reports financial results for four operating segments: Canadian Personal and Commercial Banking, U.S. Banking, Wealth Management and Capital Markets. Financial results for prior periods have been reclassified to conform with the current presentation.

Canadian P&C

Reported net income was $752 million, relatively unchanged from the prior year, and adjusted net income was $800 million, an increase of $35 million or 5%. Results reflected a 7% increase in revenue, primarily driven by higher net interest income due to both higher margins and balance growth, partially offset by higher expenses and a higher provision for credit losses.

U.S. Banking

Reported net income was $807 million, an increase of $526 million from the prior year, and adjusted net income was $871 million, an increase of $518 million.

On a U.S. dollar basis, reported net income was $582 million, an increase of $372 million from the prior year, and adjusted net income was $627 million, an increase of $365 million. Results reflected a 3% increase in revenue, driven by higher non-interest revenue and net interest income, lower expenses and a lower provision for credit losses.

Wealth Management

Reported net income was $383 million, an increase of $82 million or 27% from the prior year, and adjusted net income was $384 million, an increase of $83 million or 28%. Wealth and Asset Management reported net income was $304 million, an increase of $56 million or 23%, reflecting higher revenue due to the impact of stronger global markets and net sales, balance growth and higher brokerage transaction volumes, partially offset by higher expenses. Insurance net income was $79 million, an increase of $26 million or 48% from the prior year, primarily due to favourable market movements in the current year and business growth.

Capital Markets

Reported net income was $521 million, an increase of $270 million from the prior year, and adjusted net income was $532 million, an increase of $262 million or 97%. Results reflected higher revenue in both Global Markets and Investment and Corporate Banking, higher expenses and a lower provision for credit losses.

Corporate Services

Reported net loss was $168 million, compared with reported net income of $721 million in the prior year, with the change reflecting a reversal of a legal provision in the prior year. Adjusted net loss was $73 million, compared with adjusted net loss of $147 million, with the change driven by higher treasury-related revenue, partially offset by higher expenses.

Capital

BMO’s Common Equity Tier 1 (CET1) Ratio was 13.3% as at October 31, 2025, a decrease from 13.5% at the end of the third quarter of 2025, as internal capital generation was more than offset by the impact of the purchase of common shares for cancellation and higher source currency risk-weighted assets.

Regulatory Filings

BMO’s continuous disclosure materials, including interim filings, annual Management’s Discussion and Analysis and audited annual consolidated financial statements, Annual Information Form and Notice of Annual Meeting of Shareholders and Proxy Circular, are available on our website at www.bmo.com/investorrelations, on the Canadian Securities Administrators’ website at www.sedarplus.ca, and on the EDGAR section of the U.S. Securities and Exchange Commission’s website at www.sec.gov. Information contained in or otherwise accessible through our website (www.bmo.com), or any third-party websites mentioned herein, does not form part of this document.

Bank of Montreal uses a unified branding approach that links all of the organization’s member companies. Bank of Montreal, together with its subsidiaries, is known as BMO Financial Group. In this document, the names BMO and BMO Financial Group, as well as the words “bank”, “we” and “our”, mean Bank of Montreal, together with its subsidiaries.

2	BMO Financial Group Fourth Quarter 2025 Earnings Release

Caution Regarding Forward-Looking Statements

Bank of Montreal’s public communications often include written or oral forward-looking statements. Statements of this type are included in this document and may be included in other filings with Canadian securities regulators or the U.S. Securities and Exchange Commission, or in other communications. All such statements are made pursuant to the “safe harbor” provisions of, and are intended to be forward-looking statements under, the United States Private Securities Litigation Reform Act of 1995 and any applicable Canadian securities legislation. Forward-looking statements in this document may include, but are not limited to: statements with respect to our objectives and priorities for fiscal 2026 and beyond; our strategies or future actions; our targets and commitments (including with respect to net zero emissions); expectations for our financial condition, capital position, the regulatory environment in which we operate, the results of, or outlook for, our operations or the Canadian, U.S. and international economies; and include statements made by our management. Forward-looking statements are typically identified by words such as “will”, “would”, “should”, “believe”, “expect”, “anticipate”, “project”, “intend”, “estimate”, “plan”, “goal”, “commit”, “target”, “may”, “might”, “schedule”, “forecast”, “outlook”, “timeline”, “suggest”, “seek” and “could” or negative or grammatical variations thereof.

By their nature, forward-looking statements require us to make assumptions and are subject to inherent risks and uncertainties, both general and specific in nature. There is significant risk that predictions, forecasts, conclusions or projections will not prove to be accurate, that our assumptions may not be correct, and that actual results may differ materially from such predictions, forecasts, conclusions or projections. We caution readers of this document not to place undue reliance on our forward-looking statements, as a number of factors – many of which are beyond our control and the effects of which can be difficult to predict – could cause actual future results, conditions, actions or events to differ materially from the targets, expectations, estimates or intentions expressed in the forward-looking statements.

The future outcomes that relate to forward-looking statements may be influenced by many factors, including, but not limited to: general economic and market conditions in the countries in which we operate, including labour challenges and changes in foreign exchange and interest rates; political conditions, including changes relating to, or affecting, economic or trade matters, including tariffs, countermeasures and tariff mitigation policies; changes to our credit ratings; cyber and information security, including the threat of data breaches, hacking, identity theft and corporate espionage, as well as the possibility of denial of service resulting from efforts targeted at causing system failure and service disruption; technology resilience, innovation and competition; failure of third parties to comply with their obligations to us; disruptions of global supply chains; environmental and social risk, including climate change; the Canadian housing market and consumer leverage; inflationary pressures; changes in laws, including tax legislation and interpretation, or in supervisory expectations or requirements, including capital, interest rate and liquidity requirements and guidance, including if the bank were designated a global systemically important bank, and the effect of such changes on funding costs and capital requirements; changes in monetary, fiscal or economic policy; weak, volatile or illiquid capital or credit markets; the level of competition in the geographic and business areas in which we operate; exposure to, and the resolution of, significant litigation or regulatory matters, our ability to successfully appeal adverse outcomes of such matters and the timing, determination and recovery of amounts related to such matters; the accuracy and completeness of the information we obtain with respect to our customers and counterparties; our ability to successfully execute our strategic plans, complete acquisitions or dispositions and integrate acquisitions, including obtaining regulatory approvals, and realize any anticipated benefits from such plans and transactions; critical accounting estimates and judgments, and the effects of changes in accounting standards, rules and interpretations on these estimates; operational and infrastructure risks, including with respect to reliance on third parties; global capital markets activities; the emergence or continuation of widespread health emergencies or pandemics, and their impact on local, national or international economies, as well as their heightening of certain risks that may affect our future results; the possible effects on our business of war or terrorist activities; natural disasters, such as earthquakes or flooding, and disruptions to public infrastructure, such as transportation, communications, power or water supply; and our ability to anticipate and effectively manage risks arising from all of the foregoing factors.

We caution that the foregoing list is not exhaustive of all possible factors. Other factors and risks could adversely affect our results. For further information, please refer to the discussion in the Risks That May Affect Future Results section, and the sections related to credit and counterparty, market, liquidity and funding, operational non-financial, legal and regulatory compliance, strategic, environmental and social, and reputation risk in the Enterprise-Wide Risk Management section of BMO’s 2025 Annual Report, all of which outline certain key factors and risks that may affect our future results. Investors and others should carefully consider these factors and risks, as well as other uncertainties and potential events, and the inherent uncertainty of forward-looking statements. We do not undertake to update any forward-looking statements, whether written or oral, that may be made from time to time by the organization or on its behalf, except as required by law. The forward-looking information contained in this document is presented for the purpose of assisting shareholders and analysts in understanding our financial position as at and for the periods ended on the dates presented, as well as our strategic priorities and objectives, and may not be appropriate for other purposes.

Material economic assumptions underlying the forward-looking statements contained in this document include those set out in the Economic Developments and Outlook section and the Allowance for Credit Losses section of BMO’s 2025 Annual Report. Assumptions about the performance of the Canadian and U.S. economies, as well as overall market conditions and their combined effect on our business, are material factors we consider when determining our strategic priorities, objectives and expectations for our business. In determining our expectations for economic growth, we primarily consider historical economic data, past relationships between economic and financial variables, changes in government policies, and the risks to the domestic and global economy.

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Financial Highlights

TABLE 1

(Canadian $ in millions, except as noted)	Q4-2025	Q3-2025	Q4-2024	Fiscal 2025	Fiscal 2024
Summary Income Statement (1)
Net interest income	5,496	5,496	5,438	21,487	19,468
Non-interest revenue	3,845	3,492	3,519	14,787	13,327
Revenue	9,341	8,988	8,957	36,274	32,795
Provision for credit losses on impaired loans	750	773	1,107	3,147	3,066
Provision for credit losses on performing loans	5	24	416	470	695
Total provision for credit losses (PCL)	755	797	1,523	3,617	3,761
Non-interest expense	5,556	5,105	4,427	21,107	19,499
Provision for income taxes	735	756	703	2,825	2,208
Net income	2,295	2,330	2,304	8,725	7,327
Net income attributable to non-controlling interest in subsidiaries	7	3	3	16	9
Dividends on preferred shares and distributions on other equity instruments	163	66	152	436	386
Net income available to common shareholders	2,125	2,261	2,149	8,273	6,932
Adjusted net income	2,514	2,399	1,542	9,248	7,449
Adjusted net income available to common shareholders	2,344	2,330	1,387	8,796	7,054
Common Share Data ($, except as noted) (1)
Basic earnings per share	2.98	3.14	2.95	11.46	9.52
Diluted earnings per share	2.97	3.14	2.94	11.44	9.51
Adjusted diluted earnings per share	3.28	3.23	1.90	12.16	9.68
Book value per share	111.57	108.29	104.40	111.57	104.40
Closing share price	174.23	152.94	126.88	174.23	126.88
Number of common shares outstanding (in millions)
End of period	708.9	716.3	729.5	708.9	729.5
Average basic	713.3	719.5	729.4	721.9	727.7
Average diluted	715.1	720.8	730.1	723.3	728.5
Market capitalization ($ millions)	123,513	109,552	92,563	123,513	92,563
Dividends declared per common share	1.63	1.63	1.55	6.44	6.12
Dividend yield (%)	3.7	4.3	4.9	3.7	4.8
Dividend payout ratio (%)	54.7	51.9	52.6	56.2	64.3
Adjusted dividend payout ratio (%)	49.6	50.3	81.5	52.8	63.1
Financial Measures and Ratios (%) (1) (2)
Return on equity	10.7	11.6	11.4	10.6	9.7
Adjusted return on equity	11.8	12.0	7.4	11.3	9.8
Return on tangible common equity	14.4	15.6	15.6	14.3	13.5
Adjusted return on tangible common equity	15.4	15.6	9.7	14.7	13.1
Efficiency ratio	59.5	56.8	49.4	58.2	59.5
Adjusted efficiency ratio	56.7	55.8	58.3	56.3	58.6
Operating leverage	(21.2)	4.2	29.8	2.4	19.8
Adjusted operating leverage	3.0	2.9	2.4	4.3	1.6
Net interest margin on average earning assets	1.67	1.69	1.70	1.65	1.58
Adjusted net interest margin, excluding trading net interest income, and trading and insurance assets	2.06	1.99	1.91	1.99	1.85
Effective tax rate	24.24	24.52	23.37	24.45	23.16
Adjusted effective tax rate	23.60	24.54	21.71	24.32	22.91
Total PCL-to-average net loans and acceptances	0.44	0.47	0.91	0.53	0.57
PCL on impaired loans-to-average net loans and acceptances	0.44	0.45	0.66	0.46	0.47
Balance Sheet and Other Information (as at, $ millions, except as noted)
Assets	1,476,802	1,431,553	1,409,647	1,476,802	1,409,647
Average earning assets	1,304,278	1,287,815	1,272,939	1,305,072	1,235,830
Gross loans and acceptances	682,922	682,750	682,731	682,922	682,731
Net loans and acceptances	677,872	677,585	678,375	677,872	678,375
Deposits	976,202	955,363	982,440	976,202	982,440
Common shareholders’ equity	79,095	77,567	76,163	79,095	76,163
Total risk-weighted assets (3)	437,945	430,134	420,838	437,945	420,838
Assets under administration	864,891	810,244	770,584	864,891	770,584
Assets under management	506,661	464,182	422,701	506,661	422,701
Capital and Liquidity Measures (%) (3)
Common Equity Tier 1 Ratio	13.3	13.5	13.6	13.3	13.6
Tier 1 Capital Ratio	15.0	15.5	15.4	15.0	15.4
Total Capital Ratio	17.3	17.8	17.6	17.3	17.6
Leverage Ratio	4.3	4.5	4.4	4.3	4.4
TLAC Ratio	29.7	29.5	29.3	29.7	29.3
Liquidity Coverage Ratio	132	130	132	132	132
Net Stable Funding Ratio	117	118	117	117	117
Foreign Exchange Rates ($)
As at Canadian/U.S. dollar	1.4016	1.3847	1.3909	1.4016	1.3909
Average Canadian/U.S. dollar	1.3887	1.3730	1.3641	1.4029	1.3591

(1)

Adjusted results exclude certain items from reported results and are used to calculate our adjusted measures as presented in the table above. Management assesses performance on a reported basis and an adjusted basis, and considers both to be useful. For further information, refer to the Non-GAAP and Other Financial Measures section.

(2)	PCL, ROE and ROTCE ratios are presented on an annualized basis.
(3)

Capital and liquidity measures are disclosed in accordance with the Capital Adequacy Requirements (CAR) Guideline and the Liquidity Adequacy Requirements (LAR) Guideline, as set out by the Office of the Superintendent of Financial Institutions (OSFI), as applicable.

Certain comparative figures have been reclassified to conform with the current period’s presentation.

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Non-GAAP and Other Financial Measures

Results and measures in this document are presented on a generally accepted accounting principles (GAAP) basis. Unless otherwise indicated, all amounts are in Canadian dollars and have been derived from our audited annual consolidated financial statements and our unaudited interim consolidated financial statements, prepared in accordance with International Financial Reporting Standards (IFRS), as issued by the International Accounting Standards Board (IASB). References to GAAP mean IFRS. We use a number of financial measures to assess our performance, as well as the performance of our operating segments, including amounts, measures and ratios that are presented on a non-GAAP basis, as described below. We believe that these non-GAAP amounts, measures and ratios, read together with our GAAP results, provide readers with a better understanding of how management assesses results.

Non-GAAP amounts, measures and ratios do not have standardized meanings under GAAP. They are unlikely to be comparable to similar measures presented by other companies and should not be viewed in isolation from, or as a substitute for, GAAP results.

Certain information contained in BMO’s 2025 Annual Management’s Discussion and Analysis dated December 4, 2025 for the period ended October 31, 2025, is incorporated by reference into this document. For further details on the composition of supplementary financial measures, refer to the Glossary of Financial Terms section of BMO’s 2025 Annual MD&A, which is available online at www.bmo.com/investorrelations and at www.sedarplus.ca.

Adjusted measures and ratios

Management considers both reported and adjusted results and measures to be useful in assessing underlying ongoing business performance. Adjusted results and measures remove certain specified items from revenue, non-interest expense and income taxes, as detailed in the following table. Adjusted results and measures presented in this document are non-GAAP. Presenting results on both a reported and an adjusted basis permits readers to assess the impact of certain items on results for the periods presented, and to better assess results excluding those items that may not reflect ongoing business performance. As such, the presentation may facilitate readers’ analysis of underlying trends. Except as otherwise noted, management’s discussion of changes in reported results in this document applies equally to changes in the corresponding adjusted results.

Tangible common equity and return on tangible common equity

Tangible common equity is calculated as common shareholders’ equity, less goodwill and acquisition-related intangible assets, net of related deferred tax liabilities. Return on tangible common equity (ROTCE) is calculated as net income available to common shareholders, adjusted for the amortization of acquisition-related intangible assets and any impairments, as a percentage of average tangible common equity. ROTCE is commonly used in the North American banking industry and is meaningful as a consistent measure of the performance of businesses, whether they were acquired or developed organically.

Adjusting Items

Adjusted results in the current quarter and prior periods excluded the following items:

•

Acquisition and integration costs of $3 million ($4 million pre-tax) in Q4-2025. Prior periods included expense of $4 million ($5 million pre-tax) in Q3-2025, a reversal of $1 million ($2 million pre-tax) in Q2-2025, and expenses of $7 million ($10 million pre-tax) in Q1-2025, $27 million ($35 million pre-tax) in Q4-2024, $19 million ($25 million pre-tax) in Q3-2024, $26 million ($36 million pre-tax) in Q2-2024, and $57 million ($76 million pre-tax) in Q1-2024. Amounts are recorded in non-interest expense in the related operating segment: Burgundy in Wealth Management; Bank of the West in Corporate Services; AIR MILES in Canadian P&C; and Clearpool and Radicle in Capital Markets.

•

Amortization of acquisition-related intangible assets of $123 million ($168 million pre-tax) in Q4-2025, including a $64 million impairment related to AIR MILES. Prior periods included $69 million ($93 million pre-tax) in Q3-2025, $81 million ($109 million pre-tax) in Q2-2025, $79 million ($106 million pre-tax) in Q1-2025, $92 million ($124 million pre-tax) in Q4-2024, $79 million ($107 million pre-tax) in Q3-2024 and Q2-2024, and $84 million ($112 million pre-tax) in Q1-2024. Amounts are recorded in non-interest expense in the related operating segment.

•

Impact of divestitures related to the announced sale of 138 branches in select U.S. markets resulting in a write-down of goodwill of $102 million (pre-tax and after-tax) in Q4-2025, recorded in non-interest expense in Corporate Services.

•

Impact of a U.S. Federal Deposit Insurance Corporation (FDIC) special assessment recorded in non-interest expense in Corporate Services. Q4-2025 included a partial reversal of a prior charge of $9 million ($12 million pre-tax). Prior periods included a $4 million ($5 million pre-tax) partial reversal in Q3-2025, $4 million ($5 million pre-tax) expense in Q2-2025, a $5 million ($7 million pre-tax) partial reversal in Q1-2025, a $11 million ($14 million pre-tax) partial reversal in Q4-2024, a $5 million ($6 million pre-tax) expense in Q3-2024, a $50 million ($67 million pre-tax) expense in Q2-2024 and a $313 million ($417 million pre-tax) expense in Q1-2024.

•	Impact of aligning accounting policies for employee vacation across legal entities of $70 million ($96 million pre-tax) in Q1-2025, recorded in non-interest expense in Corporate Services.
•

Impact of a lawsuit associated with a predecessor bank, M&I Marshall and Ilsley Bank, recorded in Corporate Services in the prior year. Q4-2024 included a reversal of the fiscal 2022 legal provision of $870 million ($1,183 million pre-tax), comprising interest expense of $589 million and non-interest expense of $594 million. Prior periods also included $13 million ($18 million pre-tax) in Q3-2024, comprising interest expense of $14 million and non-interest expense of $4 million, and $12 million ($15 million pre-tax) in Q2-2024 and $11 million ($15 million pre-tax) in Q1-2024, both comprising interest expense of $14 million and non-interest expense of $1 million.

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•

Net accounting loss of $136 million ($164 million pre-tax) on the sale of a portfolio of recreational vehicle loans related to balance sheet optimization in Q1-2024, recorded in non-interest revenue in Corporate Services.

Adjusting items in aggregate decreased net income by $219 million in the current quarter, compared with a $762 million increase in the prior year and a decrease of $69 million in the prior quarter. On a fiscal basis, adjusting items in aggregate decreased net income by $523 million, compared with a decrease of $122 million in the prior year.

Non-GAAP and Other Financial Measures (1)

TABLE 2

(Canadian $ in millions, except as noted)	Q4-2025	Q3-2025	Q4-2024	Fiscal 2025	Fiscal 2024
Reported Results
Net interest income	5,496	5,496	5,438	21,487	19,468
Non-interest revenue	3,845	3,492	3,519	14,787	13,327
Revenue	9,341	8,988	8,957	36,274	32,795
Provision for credit losses	755	797	1,523	3,617	3,761
Non-interest expense	5,556	5,105	4,427	21,107	19,499
Income before income taxes	3,030	3,086	3,007	11,550	9,535
Provision for income taxes	735	756	703	2,825	2,208
Net income	2,295	2,330	2,304	8,725	7,327
Dividends on preferred shares and distributions on other equity instruments	163	66	152	436	386
Net income attributable to non-controlling interest in subsidiaries	7	3	3	16	9
Net income available to common shareholders	2,125	2,261	2,149	8,273	6,932
Diluted EPS ($)	2.97	3.14	2.94	11.44	9.51
Adjusting Items Impacting Revenue (Pre-tax)
Legal provision/reversal (including related interest expense and legal fees)	–	–	589	–	547
Impact of loan portfolio sale	–	–	–	–	(164)
Impact of adjusting items on revenue (pre-tax)	–	–	589	–	383
Adjusting Items Impacting Non-Interest Expense (Pre-tax)
Acquisition and integration costs	(4)	(5)	(35)	(17)	(172)
Amortization of acquisition-related intangible assets (2)	(168)	(93)	(124)	(476)	(450)
Impact of divestitures	(102)	–	–	(102)	–
Legal provision/reversal (including related interest expense and legal fees)	–	–	594	–	588
FDIC special assessment	12	5	14	19	(476)
Impact of alignment of accounting policies	–	–	–	(96)	–
Impact of adjusting items on non-interest expense (pre-tax)	(262)	(93)	449	(672)	(510)
Impact of adjusting items on reported net income (pre-tax)	(262)	(93)	1,038	(672)	(127)
Adjusting Items Impacting Revenue (After-tax)
Legal provision/reversal (including related interest expense and legal fees)	–	–	433	–	401
Impact of loan portfolio sale	–	–	–	–	(136)
Impact of adjusting items on revenue (after-tax)	–	–	433	–	265
Adjusting Items Impacting Non-Interest Expense (After-tax)
Acquisition and integration costs	(3)	(4)	(27)	(13)	(129)
Amortization of acquisition-related intangible assets (2)	(123)	(69)	(92)	(352)	(334)
Impact of divestitures	(102)	–	–	(102)	–
Legal provision/reversal (including related interest expense and legal fees)	–	–	437	–	433
FDIC special assessment	9	4	11	14	(357)
Impact of alignment of accounting policies	–	–	–	(70)	–
Impact of adjusting items on non-interest expense (after-tax)	(219)	(69)	329	(523)	(387)
Impact of adjusting items on reported net income (after-tax)	(219)	(69)	762	(523)	(122)
Impact on diluted EPS ($)	(0.31)	(0.09)	1.04	(0.72)	(0.17)
Adjusted Results
Net interest income	5,496	5,496	4,849	21,487	18,921
Non-interest revenue	3,845	3,492	3,519	14,787	13,491
Revenue	9,341	8,988	8,368	36,274	32,412
Provision for credit losses	755	797	1,523	3,617	3,761
Non-interest expense	5,294	5,012	4,876	20,435	18,989
Income before income taxes	3,292	3,179	1,969	12,222	9,662
Provision for income taxes	778	780	427	2,974	2,213
Net income	2,514	2,399	1,542	9,248	7,449
Net income available to common shareholders	2,344	2,330	1,387	8,796	7,054
Diluted EPS ($)	3.28	3.23	1.90	12.16	9.68

(1)

Adjusted results exclude certain items from reported results and are used to calculate our adjusted measures as presented in the table above. Refer to the commentary in this Non-GAAP and Other Financial Measures section for further information on adjusting items.

(2)	Represents amortization of acquisition-related intangible assets and any impairment.

6	BMO Financial Group Fourth Quarter 2025 Earnings Release

Summary of Reported and Adjusted Results by Operating Segment

TABLE 3

(Canadian $ in millions, except as noted)	Canadian P&C	U.S. Banking	Wealth Management	Capital Markets	Corporate Services	Total Bank	U.S. Operations (1) (US$ in millions)
Q4-2025
Reported net income (loss)	752	807	383	521	(168)	2,295	616
Dividends on preferred shares and distributions on other equity instruments	11	15	2	10	125	163	3
Net income attributable to non-controlling interest in subsidiaries	–	7	–	–	–	7	5
Net income (loss) available to common shareholders	741	785	381	511	(293)	2,125	608
Acquisition and integration costs	–	–	1	–	2	3	1
Amortization of acquisition-related intangible assets	48	64	–	11	–	123	47
Impact of divestitures	–	–	–	–	102	102	73
Impact of FDIC special assessment	–	–	–	–	(9)	(9)	(6)
Adjusted net income (loss) (2)	800	871	384	532	(73)	2,514	731
Adjusted net income (loss) available to common shareholders (2)	789	849	382	522	(198)	2,344	723
Q3-2025
Reported net income (loss)	867	767	378	438	(120)	2,330	661
Dividends on preferred shares and distributions on other equity instruments	12	15	1	11	27	66	3
Net income (loss) attributable to non-controlling interest in subsidiaries	–	2	–	–	1	3	3
Net income (loss) available to common shareholders	855	750	377	427	(148)	2,261	655
Acquisition and integration costs	–	–	3	–	1	4	1
Amortization of acquisition-related intangible assets	3	62	–	4	–	69	47
Impact of FDIC special assessment	–	–	–	–	(4)	(4)	(3)
Adjusted net income (loss) (2)	870	829	381	442	(123)	2,399	706
Adjusted net income (loss) available to common shareholders (2)	858	812	380	431	(151)	2,330	700
Q4-2024
Reported net income (loss)	750	281	301	251	721	2,304	930
Dividends on preferred shares and distributions on other equity instruments	11	14	2	10	115	152	5
Net income (loss) attributable to non-controlling interest in subsidiaries	–	1	–	–	2	3	2
Net income (loss) available to common shareholders	739	266	299	241	604	2,149	923
Acquisition and integration costs	12	–	–	2	13	27	9
Amortization of acquisition-related intangible assets	3	72	–	17	–	92	54
Legal provision/reversal (including related interest expense and legal fees)	–	–	–	–	(870)	(870)	(643)
Impact of FDIC special assessment	–	–	–	–	(11)	(11)	(8)
Adjusted net income (loss) (2)	765	353	301	270	(147)	1,542	342
Adjusted net income (loss) available to common shareholders (2)	754	338	299	260	(264)	1,387	335
Fiscal 2025
Reported net income (loss)	3,295	2,810	1,381	1,977	(738)	8,725	2,431
Dividends on preferred shares and distributions on other equity instruments	46	61	6	41	282	436	12
Net income attributable to non-controlling interest in subsidiaries	–	14	–	–	2	16	12
Net income (loss) available to common shareholders	3,249	2,735	1,375	1,936	(1,022)	8,273	2,407
Acquisition and integration costs	–	–	4	–	9	13	6
Amortization of acquisition-related intangible assets	58	272	–	22	–	352	200
Impact of divestitures	–	–	–	–	102	102	73
Impact of FDIC special assessment	–	–	–	–	(14)	(14)	(10)
Impact of alignment of accounting policies	–	–	–	–	70	70	25
Adjusted net income (loss) (2)	3,353	3,082	1,385	1,999	(571)	9,248	2,725
Adjusted net income (loss) available to common shareholders (2)	3,307	3,007	1,379	1,958	(855)	8,796	2,701

(1)	U.S. Operations comprises reported and adjusted results recorded in U.S. Banking, and the U.S. operations in Capital Markets and Corporate Services.
(2)	Refer to the commentary in this Non-GAAP and Other Financial Measures section for details on adjusting items.

Certain comparative figures have been reclassified to conform with the current period’s presentation.

BMO Financial Group Fourth Quarter 2025 Earnings Release	7

Summary of Reported and Adjusted Results by Operating Segment (Continued)

TABLE 3 (Continued)

(Canadian $ in millions, except as noted)	Canadian P&C	U.S. Banking	Wealth Management	Capital Markets	Corporate Services	Total Bank	U.S. Operations (1) (US$ in millions)
Fiscal 2024
Reported net income (loss)	3,457	2,010	1,067	1,492	(699)	7,327	2,112
Dividends on preferred shares and distributions on other equity instruments	42	57	6	37	244	386	20
Net income attributable to non-controlling interest in subsidiaries	–	2	–	–	7	9	7
Net income (loss) available to common shareholders	3,415	1,951	1,061	1,455	(950)	6,932	2,085
Acquisition and integration costs	17	–	–	15	97	129	76
Amortization of acquisition-related intangible assets	13	290	–	31	–	334	222
Legal provision/reversal (including related interest expense and legal fees)	–	–	–	–	(834)	(834)	(616)
Impact of loan portfolio sale	–	–	–	–	136	136	102
Impact of FDIC special assessment	–	–	–	–	357	357	263
Adjusted net income (loss) (2)	3,487	2,300	1,067	1,538	(943)	7,449	2,159
Adjusted net income (loss) available to common shareholders (2)	3,445	2,241	1,061	1,501	(1,194)	7,054	2,132

See previous page for footnote references.

Certain comparative figures have been reclassified to conform with the current period’s presentation.

Return on Equity and Return on Tangible Common Equity

TABLE 4

(Canadian $ in millions, except as noted)	Q4-2025	Q3-2025	Q4-2024	Fiscal 2025	Fiscal 2024
Reported net income	2,295	2,330	2,304	8,725	7,327
Net income attributable to non-controlling interest in subsidiaries	7	3	3	16	9
Net income attributable to bank shareholders	2,288	2,327	2,301	8,709	7,318
Dividends on preferred shares and distributions on other equity instruments	163	66	152	436	386
Net income available to common shareholders (A)	2,125	2,261	2,149	8,273	6,932
After-tax amortization of acquisition-related intangible assets	123	69	92	352	334
Net income available to common shareholders after adjusting for amortization of acquisition-related intangible assets (B)	2,248	2,330	2,241	8,625	7,266
After-tax impact of other adjusting items (1)	96	–	(854)	171	(212)
Adjusted net income available to common shareholders (C)	2,344	2,330	1,387	8,796	7,054
Average common shareholders’ equity (D)	78,511	77,048	74,992	78,126	71,817
Goodwill	(16,716)	(16,536)	(16,435)	(16,886)	(16,385)
Acquisition-related intangible assets	(2,171)	(2,234)	(2,512)	(2,329)	(2,642)
Net of related deferred tax liabilities	882	935	934	953	960
Average tangible common equity (E)	60,506	59,213	56,979	59,864	53,750
Return on equity (%) (= A/D) (2)	10.7	11.6	11.4	10.6	9.7
Adjusted return on equity (%) (= C/D) (2)	11.8	12.0	7.4	11.3	9.8
Return on tangible common equity (%) (= B/E) (2)	14.4	15.6	15.6	14.3	13.5
Adjusted return on tangible common equity (%) (= C/E) (2)	15.4	15.6	9.7	14.7	13.1

(1)	Refer to the commentary in this Non-GAAP and Other Financial Measures section for details on adjusting items.
(2)	Quarterly calculations are on an annualized basis.

8	BMO Financial Group Fourth Quarter 2025 Earnings Release

Return on Equity by Operating Segment (1)

TABLE 5

(Canadian $ in millions, except as noted)	Canadian P&C	U.S. Banking	Wealth Management	Capital Markets	Corporate Services	Total Bank	U.S. Operations (2) (US$ in millions)
Q4-2025
Reported
Net income (loss) available to common shareholders	741	785	381	511	(293)	2,125	608
Total average common equity	16,938	36,458	3,049	14,076	7,990	78,511	32,235
Return on equity (%)	17.4	8.5	49.7	14.4	na	10.7	7.5
Adjusted (3)
Net income (loss) available to common shareholders	789	849	382	522	(198)	2,344	723
Total average common equity	16,938	36,458	3,049	14,076	7,990	78,511	32,235
Return on equity (%)	18.5	9.2	49.9	14.7	na	11.8	8.9

Q3-2025
Reported
Net income (loss) available to common shareholders	855	750	377	427	(148)	2,261	655
Total average common equity	16,764	36,298	2,992	13,586	7,408	77,048	32,462
Return on equity (%)	20.2	8.2	49.9	12.5	na	11.6	8.0
Adjusted (3)
Net income (loss) available to common shareholders	858	812	380	431	(151)	2,330	700
Total average common equity	16,764	36,298	2,992	13,586	7,408	77,048	32,462
Return on equity (%)	20.3	8.9	50.3	12.6	na	12.0	8.6

Q4-2024
Reported
Net income available to common shareholders	739	266	299	241	604	2,149	923
Total average common equity	16,237	35,191	2,961	13,242	7,361	74,992	31,818
Return on equity (%)	18.1	3.1	40.3	7.3	na	11.4	11.5
Adjusted (3)
Net income (loss) available to common shareholders	754	338	299	260	(264)	1,387	335
Total average common equity	16,237	35,191	2,961	13,242	7,361	74,992	31,818
Return on equity (%)	18.5	3.9	40.3	7.8	na	7.4	4.2

Fiscal 2025
Reported
Net income (loss) available to common shareholders	3,249	2,735	1,375	1,936	(1,022)	8,273	2,407
Total average common equity	16,744	37,075	3,028	13,786	7,493	78,126	32,512
Return on equity (%)	19.4	7.4	45.4	14.0	na	10.6	7.4
Adjusted (3)
Net income (loss) available to common shareholders	3,307	3,007	1,379	1,958	(855)	8,796	2,701
Total average common equity	16,744	37,075	3,028	13,786	7,493	78,126	32,512
Return on equity (%)	19.8	8.1	45.6	14.2	na	11.3	8.3

Fiscal 2024
Reported
Net income (loss) available to common shareholders	3,415	1,951	1,061	1,455	(950)	6,932	2,085
Total average common equity	15,986	35,100	2,905	13,172	4,654	71,817	31,782
Return on equity (%)	21.4	5.6	36.5	11.0	na	9.7	6.6
Adjusted (3)
Net income (loss) available to common shareholders	3,445	2,241	1,061	1,501	(1,194)	7,054	2,132
Total average common equity	15,986	35,100	2,905	13,172	4,654	71,817	31,782
Return on equity (%)	21.5	6.4	36.5	11.4	na	9.8	6.7

(1)

Return on equity is based on allocated capital. Effective fiscal 2025, the capital allocation rate increased to 12.0% of risk-weighted assets, compared with 11.5% in fiscal 2024. Capital is allocated to the operating segments based on the amount of regulatory capital required to support business activities, with unallocated capital reported in Corporate Services. Capital allocation methodologies are reviewed annually. For further information, refer to the How BMO Reports Operating Segments Results section in BMO’s 2025 Annual Report. Return on equity ratios are presented on an annualized basis.

(2)	U.S. Operations comprises reported and adjusted results and allocated capital recorded in U.S. Banking, and the U.S. operations in Capital Markets and Corporate Services.
(3)	Refer to the commentary in this Non-GAAP and Other Financial Measures section for details on adjusting items.

na – not applicable

Certain comparative figures have been reclassified to conform with the current period’s presentation.

Caution

This Non-GAAP and Other Financial Measures section contains forward-looking statements. Please refer to the Caution Regarding Forward-Looking Statements.

BMO Financial Group Fourth Quarter 2025 Earnings Release	9

Foreign Exchange

TABLE 6

	Q4-2025		Fiscal 2025
(Canadian $ in millions, except as noted)	vs. Q4-2024	vs. Q3-2025	vs. Fiscal 2024
Canadian/U.S. dollar exchange rate (average)
Current period	1.3887	1.3887	1.4029
Prior period	1.3641	1.3730	1.3591

	Increased/(Decreased)
Effects on U.S. operations reported results
Net interest income	50	28	300
Non-interest revenue	25	14	167
Total revenue	75	42	467
Provision for credit losses	(16)	(2)	(64)
Non-interest expense	(30)	(27)	(288)
Provision for income taxes	(6)	(3)	(22)
Net income	23	10	93
Impact on basic earnings per share ($)	0.03	0.01	0.13
Impact on diluted earnings per share ($)	0.03	0.01	0.13

Effects on U.S. operations adjusted results
Net interest income	40	28	282
Non-interest revenue	24	14	172
Total revenue	64	42	454
Provision for credit losses	(16)	(2)	(64)
Non-interest expense	(39)	(26)	(274)
Provision for income taxes	(1)	(3)	(21)
Net income	8	11	95
Impact on basic earnings per share ($)	0.01	0.02	0.13
Impact on diluted earnings per share ($)	0.01	0.02	0.13

Adjusted results in this table are on a non-GAAP basis and are discussed in the Non-GAAP and Other Financial Measures section.

The table above indicates the relevant average Canadian/U.S. dollar exchange rates and the impact of changes in those rates on reported and adjusted results in BMO’s U.S. operations, comprising U.S. Banking and the U.S. operations in Capital Markets and Corporate Services.

The Canadian dollar equivalents of BMO’s U.S. operations results that are denominated in U.S. dollars increased in the fourth quarter of fiscal 2025, relative to the third quarter of fiscal 2025 and increased relative to the fourth quarter of fiscal 2024, due to changes in the Canadian/U.S. dollar exchange rate. References in this document to the impact of the U.S. dollar do not include U.S. dollar-denominated amounts recorded outside of BMO’s U.S. operations.

Economically, our U.S. dollar income stream was not hedged against the risk of changes in foreign exchange rates during fiscal 2025 and fiscal 2024. Changes in exchange rates will affect future results measured in Canadian dollars, and the impact on those results is a function of the periods in which revenue, expenses and provisions for (or recoveries of) credit losses and income taxes arise.

Refer to the Enterprise-Wide Capital Management section of BMO’s 2025 Annual MD&A for a discussion of the impact that changes in foreign exchange rates can have on BMO’s capital position.

Net Income

Q4 2025 vs. Q4 2024

Reported net income was $2,295 million, a decrease of $9 million from the prior year, and adjusted net income was $2,514 million, an increase of $972 million or 63%. Reported earnings per share (EPS) was $2.97, an increase of $0.03 from the prior year, and adjusted EPS was $3.28, an increase of $1.38.

Reported results decreased, primarily due to the reversal of a legal provision in the prior year, the write-down of goodwill related to the announced sale of branches in certain U.S. markets in the current year and higher amortization of acquisition-related intangible assets.

The increase in adjusted net income reflected higher revenue and a lower provision for credit losses, partially offset by higher expenses. Reported and adjusted net income increased across all operating segments. On a reported basis, Corporate Services recorded a net loss in the current year, compared with net income in the prior year, primarily due to the items noted above, and a lower net loss on an adjusted basis.

Q4 2025 vs. Q3 2025

Reported net income decreased $35 million or 1% from the prior quarter, and adjusted net income increased $115 million or 5%. Reported EPS decreased $0.17 from the prior quarter, and adjusted EPS increased $0.05, including the impact of higher dividends on preferred shares and distributions on other equity instruments.

The decrease in reported net income was primarily due to the specified items noted above. The increase in adjusted net income reflected higher revenue and a lower provision for credit losses, partially offset by higher expenses. Reported and adjusted net income increased in Capital Markets, U.S. Banking and Wealth Management, and decreased in Canadian P&C. On a reported basis, Corporate Services recorded a higher net loss compared with the prior quarter, and a lower net loss on an adjusted basis.

10	BMO Financial Group Fourth Quarter 2025 Earnings Release

Revenue

Q4 2025 vs. Q4 2024

Reported and adjusted revenue was $9,341 million, an increase of $384 million or 4% from the prior year on a reported basis, and an increase of $973 million or 12% on an adjusted basis. Growth in reported revenue was impacted by the reversal of accrued interest related to a legal provision in the prior year. Reported and adjusted revenue increased across all operating segments. Revenue decreased in Corporate Services on a reported basis and increased on an adjusted basis.

Reported and adjusted net interest income was $5,496 million, relatively unchanged from the prior year on a reported basis due to the item noted above, and increased $647 million or 13% on an adjusted basis, driven by higher net interest margin, higher net interest income in Corporate Services, higher trading-related net interest income and balance growth in Canadian P&C and Wealth Management. Trading-related net interest income was $124 million, an increase of $179 million from the prior year.

BMO’s overall reported net interest margin of 1.67% decreased 3 basis points from the prior year. Adjusted net interest margin, excluding trading-related net interest income and trading and insurance assets was 2.06%, an increase of 15 basis points, primarily due to higher deposit margins and higher net interest income in Corporate Services.

Reported and adjusted non-interest revenue was $3,845 million, an increase of $326 million or 9% from the prior year, with increases across most categories, primarily driven by higher wealth management fees, underwriting and advisory fee revenue, securities gains, excluding trading, and lower mark-downs on fair value loans, partially offset by lower trading revenue. Trading non-interest revenue of $557 million decreased $139 million from the prior year, offset in net interest income.

Q4 2025 vs. Q3 2025

Reported and adjusted revenue increased $353 million or 4% from the prior quarter. Revenue increased across all operating segments, and in Corporate Services.

Net interest income was unchanged from the prior quarter, with higher non-trading net interest income in each operating segment and in Corporate Services, offset by lower trading-related net interest income. Trading-related net interest income decreased $201 million from the prior quarter, partially offset in non-interest revenue.

BMO’s overall reported net interest margin decreased 2 basis points from the prior quarter, due to lower trading net interest income. Adjusted net interest margin, excluding trading-related net interest income and trading and insurance assets increased 7 basis points, primarily due to higher net interest income and lower low-yielding assets in Corporate Services, and higher deposit margins.

Reported and adjusted non-interest revenue increased $353 million or 10% from the prior quarter, due to higher trading revenue, wealth management fees, securities commission revenue, and higher net gains on investments compared with the prior quarter. The prior quarter benefitted from the gain on the sale of a non-strategic portfolio of insurance contracts. Trading non-interest revenue increased $151 million from the prior quarter.

Change in Net Interest Income, Average Earning Assets and Net Interest Margin (1)

TABLE 7

	Net interest income (teb) (2)			Average earning assets (3)			Net interest margin (in basis points)
(Canadian $ in millions, except as noted)	Q4-2025	Q3-2025	Q4-2024	Q4-2025	Q3-2025	Q4-2024	Q4-2025	Q3-2025	Q4-2024
Canadian P&C	2,464	2,459	2,304	344,411	343,805	334,612	284	284	274
U.S. Banking	2,234	2,221	2,161	229,046	230,849	231,451	387	382	372
All other operating segments and Corporate Services	798	816	973	730,821	713,161	706,876	na	na	na
Total reported	5,496	5,496	5,438	1,304,278	1,287,815	1,272,939	167	169	170
Total adjusted	5,496	5,496	4,849	1,304,278	1,287,815	1,272,939	167	169	152
Trading net interest income and trading and insurance assets	124	325	(55)	271,714	258,972	249,129	na	na	na
Total reported, excluding trading and insurance	5,372	5,171	5,493	1,032,564	1,028,843	1,023,810	206	199	213
Total adjusted, excluding trading and insurance	5,372	5,171	4,904	1,032,564	1,028,843	1,023,810	206	199	191
U.S. Banking (US$ in millions)	1,609	1,617	1,585	164,942	168,134	169,670	387	382	372

	Net interest income (teb) (2)			Average earning assets (3)			Net interest margin (in basis points)
(Canadian $ in millions, except as noted)	Fiscal 2025		Fiscal 2024	Fiscal 2025		Fiscal 2024	Fiscal 2025		Fiscal 2024
Canadian P&C	9,667		8,852	342,361		319,518	282		277
U.S. Banking	9,017		8,602	235,855		230,500	382		373
All other operating segments and Corporate Services	2,803		2,014	726,856		685,812	na		na
Total reported	21,487		19,468	1,305,072		1,235,830	165		158
Total adjusted	21,487		18,921	1,305,072		1,235,830	165		153
Trading net interest income and trading and insurance assets	783		169	264,786		222,149	na		na
Total reported, excluding trading and insurance	20,704		19,299	1,040,286		1,013,681	199		190
Total adjusted, excluding trading and insurance	20,704		18,752	1,040,286		1,013,681	199		185
U.S. Banking (US$ in millions)	6,427		6,330	168,096		169,596	382		373

(1)	Adjusted results and ratios in this table are on a non-GAAP basis and are discussed in the Non-GAAP and Other Financial Measures section.
(2)

Operating segment revenue is presented on a taxable equivalent basis (teb) in net interest income. For further information, refer to the How BMO Reports Operating Segments Results section in BMO’s 2025 Annual MD&A.

(3)

Average earning assets represents the daily average balance of interest bearing deposits at central banks, deposits with other banks, securities borrowed or purchased under resale agreement, securities and loans over a period.

na – not applicable

Certain comparative figures have been reclassified to conform with the current period’s presentation.

BMO Financial Group Fourth Quarter 2025 Earnings Release	11

Total Provision for Credit Losses

Q4 2025 vs. Q4 2024

Total provision for credit losses was $755 million, compared with a provision of $1,523 million in the prior year. Total provision for credit losses as a percentage of average net loans and acceptances was 44 basis points, compared with 91 basis points in the prior year. The provision for credit losses on impaired loans was $750 million, a decrease of $357 million, primarily due to lower provisions in U.S. Commercial Banking and Capital Markets, partially offset by higher provisions in Canadian unsecured consumer lending. The provision for credit losses on impaired loans as a percentage of average net loans and acceptances was 44 basis points, compared with 66 basis points in the prior year. There was a $5 million provision for credit losses on performing loans, compared with a $416 million provision in the prior year. The provision for credit losses on performing loans in the current quarter primarily reflected an improvement in the macroeconomic scenarios, as well as lower balances in certain portfolios, largely offset by uncertainty in credit conditions. The provision in the prior year reflected portfolio credit migration and a higher level of uncertainty.

Q4 2025 vs. Q3 2025

Total provision for credit losses decreased $42 million from the prior quarter, due to lower provisions on impaired and performing loans. The provision for credit losses on impaired loans decreased $23 million, largely due to lower provisions in U.S. Banking. The provision for credit losses on impaired loans as a percentage of average net loans and acceptances was 44 basis points, compared with 45 basis points in the prior quarter. There was a $5 million provision for credit losses on performing loans, compared with a $24 million provision in the prior quarter.

Impaired Loans

Total gross impaired loans and acceptances (GIL) were $7,091 million, an increase from $6,951 million in the prior quarter, driven by higher impaired loans in Canadian Commercial Banking. GIL as a percentage of gross loans and acceptances increased to 1.04% from 1.02% in the prior quarter.

Loans classified as impaired during the quarter were $1,835 million, an increase from $1,796 million in the prior quarter, reflecting higher formations in consumer lending.

Non-Interest Expense

Q4 2025 vs. Q4 2024

Reported non-interest expense was $5,556 million, an increase of $1,129 million or 26% from the prior year, and adjusted non-interest expense was $5,294 million, an increase of $418 million or 9%.

The increase in reported results reflected the reversal of the legal provision in the prior year, the impact of the write-down of goodwill in the current year, and higher amortization of acquisition-related intangible assets, partially offset by lower acquisition and integration costs. Adjusted non-interest expense increased, primarily due to higher employee-related expenses, including performance-based compensation, higher computer and equipment costs and higher premises costs.

Reported efficiency ratio was 59.5%, compared with 49.4% in the prior year, and adjusted efficiency ratio was 56.7%, compared with 58.3%. Reported operating leverage was negative 21.2% and adjusted operating leverage was positive 3.0%.

Q4 2025 vs. Q3 2025

Reported non-interest expense increased $451 million or 9% from the prior quarter, and adjusted non-interest expense increased $282 million or 6%.

Reported non-interest expense included the items noted above. The increase in adjusted non-interest expense was primarily due to higher computer and equipment costs, professional fees and premises costs.

Provision for Income Taxes

The reported provision for income taxes was $735 million, an increase of $32 million from the prior year, and a decrease of $21 million from the prior quarter. The reported effective tax rate was 24.2%, compared with 23.4% in the prior year and 24.5% in the prior quarter. The adjusted provision for income taxes was $778 million, an increase of $351 million from the prior year, and a decrease of $2 million from the prior quarter. The adjusted effective tax rate was 23.6%, compared with 21.7% in the prior year and 24.5% in the prior quarter.

The change in the reported effective tax rate relative to the prior year was primarily due to the impact of the Global Minimum Tax Act (GMTA) in the current year. The change in the adjusted effective tax rate relative to the prior year was primarily due to earnings mix, including the impact of lower income in the prior year and the impact of the GMTA in the current year. The change in the adjusted effective tax rate relative to the prior quarter was primarily due to earnings mix.

Refer to the Non-GAAP and Other Financial Measures section for further information on non-GAAP amounts, measures and ratios, including adjusting items in this Provision for Income Taxes section.

12	BMO Financial Group Fourth Quarter 2025 Earnings Release

Capital Management

BMO’s Common Equity Tier 1 (CET1) Ratio was 13.3% as at October 31, 2025, a decrease from 13.5% at the end of the third quarter of 2025, as internal capital generation was more than offset by the impact of the purchase of common shares for cancellation and higher source currency risk-weighted assets.

CET1 Capital was $58.3 billion as at October 31, 2025, an increase from $57.9 billion as at July 31, 2025, with internal capital generation and a net positive impact from other items largely offset by the purchase of common shares for cancellation.

RWA were $437.9 billion as at October 31, 2025, an increase from $430.1 billion as at July 31, 2025. RWA increased due to higher credit risk and the impact of foreign exchange movements. The increase in credit risk primarily reflected an increase in asset size, changes in asset quality and methodology changes.

In calculating regulatory capital ratios, total RWA must be increased when a capital floor amount calculated under the standardized approaches, multiplied by a capital floor adjustment factor, is higher than a similar calculation using more risk-sensitive internal modelled approaches, where applicable. The capital floor was not operative as at October 31, 2025, unchanged from July 31, 2025.

The bank’s Tier 1 and Total Capital Ratios were 15.0% and 17.3%, respectively, as at October 31, 2025, compared with 15.5% and 17.8%, respectively, as at July 31, 2025. The Tier 1 and Total Capital Ratios were lower, due to the same factors noted above for the CET1 Ratio, as well as the announced redemption of $1,250 million LRCNs, Series 1 (NVCC).

BMO’s investments in foreign operations are primarily denominated in U.S. dollars, and the foreign exchange impact of U.S. dollar-denominated RWA and capital deductions may result in variability in the bank’s capital ratios. We manage the impact of foreign exchange movements on RWA and capital deductions on our capital ratios, and during the current quarter this impact was largely offset.

Our Leverage Ratio was 4.3% as at October 31, 2025, a decrease from 4.5% at the end of the third quarter of 2025, due to higher leverage exposures and lower Tier 1 Capital.

The bank’s risk-based Total Loss Absorbing Capacity (TLAC) Ratio and TLAC Leverage Ratio were 29.7% and 8.5%, respectively, as at October 31, 2025, compared with 29.5% and 8.5%, respectively, as at July 31, 2025.

Operating Segments Performance Review

BMO reports financial results for its four operating segments, Canadian Personal and Commercial Banking, U.S. Banking, Wealth Management and Capital Markets, all of which are supported by Corporate Units and Technology and Operations (T&O) within Corporate Services. Further information on how BMO reports operating segments results are outlined in the 2025 Operating Segments Performance Review section of BMO’s 2025 Annual MD&A.

Canadian Personal and Commercial Banking (Canadian P&C) (1)

TABLE 8

(Canadian $ in millions, except as noted)	Q4-2025	Q3-2025	Q4-2024	Fiscal 2025	Fiscal 2024
Net interest income	2,464	2,459	2,304	9,667	8,852
Non-interest revenue	661	639	630	2,595	2,587
Total revenue	3,125	3,098	2,934	12,262	11,439
Provision for credit losses on impaired loans	496	489	440	1,952	1,326
Provision for credit losses on performing loans	153	76	138	412	333
Total provision for credit losses (PCL)	649	565	578	2,364	1,659
Non-interest expense	1,442	1,339	1,319	5,360	5,005
Income before income taxes	1,034	1,194	1,037	4,538	4,775
Provision for income taxes	282	327	287	1,243	1,318
Reported net income	752	867	750	3,295	3,457
Dividends on preferred shares and distributions on other equity instruments	11	12	11	46	42
Net income available to common shareholders	741	855	739	3,249	3,415
Acquisition and integration costs (2)	–	–	12	–	17
Amortization of acquisition-related intangible assets (3)	48	3	3	58	13
Adjusted net income	800	870	765	3,353	3,487
Adjusted net income available to common shareholders	789	858	754	3,307	3,445
Adjusted non-interest expense	1,374	1,335	1,299	5,279	4,964
Key Performance Metrics
Personal and Business Banking revenue	2,222	2,236	2,117	8,805	8,231
Commercial Banking revenue	903	862	817	3,457	3,208
Return on equity (%) (4) (5)	17.4	20.2	18.1	19.4	21.4
Adjusted return on equity (%) (4) (5)	18.5	20.3	18.5	19.8	21.5
Operating leverage (%)	(2.7)	0.2	0.1	0.1	2.3
Adjusted operating leverage (%)	0.7	0.0	1.1	0.9	2.7
Efficiency ratio (%)	46.1	43.2	45.0	43.7	43.8
Adjusted efficiency ratio (%)	44.0	43.1	44.3	43.1	43.4
PCL on impaired loans-to-average net loans and acceptances (%) (5)	0.58	0.57	0.53	0.58	0.41
Net interest margin on average earning assets (%)	2.84	2.84	2.74	2.82	2.77
Average earning assets	344,411	343,805	334,612	342,361	319,518
Average gross loans and acceptances	342,659	342,077	332,965	340,635	324,082
Average deposits	312,344	310,564	312,475	311,886	301,278

(1)	Adjusted results and ratios are on a non-GAAP basis and are discussed in the Non-GAAP and Other Financial Measures section.
(2)	Acquisition and integration costs related to AIR MILES, recorded in non-interest expense.
(3)	Amortization of acquisition-related intangible assets and any impairments, recorded in non-interest expense. Q4-2025 included a $64 million impairment related to AIR MILES.

BMO Financial Group Fourth Quarter 2025 Earnings Release	13

(4)

Return on equity is based on allocated capital. Effective fiscal 2025, the capital allocation rate increased to 12.0% of risk-weighted assets, compared with 11.5% in fiscal 2024. For further information, refer to the Non-GAAP and Other Financial Measures section.

(5)	Return on equity and PCL ratios are presented on an annualized basis.

Certain comparative figures have been reclassified to conform with the current period’s presentation.

Q4 2025 vs. Q4 2024

Canadian P&C reported net income was $752 million, relatively unchanged from the prior year, as revenue growth was offset by higher expenses and a higher provision for credit losses.

Total revenue was $3,125 million, an increase of $191 million or 7% from the prior year. Net interest income increased $160 million or 7%, due to both higher net interest margin and higher balances. Non-interest revenue increased $31 million or 5%, primarily due to higher mutual fund distribution fee revenue, as well as higher gains on investments and deposit fee revenue in our commercial business. Net interest margin of 2.84% increased 10 basis points from the prior year, primarily due to higher deposit and loan margins, partially offset by a change in product mix.

Personal and Business Banking revenue increased $105 million or 5% and Commercial Banking revenue increased $86 million or 11%, both due to higher net interest income and non-interest revenue.

Total provision for credit losses was $649 million, an increase of $71 million from the prior year. Total provision for credit losses as a percentage of average net loans and acceptances was 76 basis points, compared with 69 basis points. The provision for credit losses on impaired loans was $496 million, an increase of $56 million, primarily due to higher provisions in Canadian unsecured consumer lending, partially offset by lower provisions in Commercial Banking. The provision for credit losses on impaired loans as a percentage of average net loans and acceptances was 58 basis points, compared with 53 basis points. There was a $153 million provision for credit losses on performing loans in the current quarter, compared with a $138 million provision in the prior year.

Non-interest expense was $1,442 million, an increase of $123 million or 9% from the prior year, primarily driven by higher technology costs and employee-related expenses, as well as higher amortization of acquisition-related intangible assets reflecting an impairment related to AIR MILES.

Average gross loans and acceptances increased $9.7 billion or 3% from the prior year to $342.7 billion. Personal and Business Banking balances increased 3%, primarily reflecting growth in residential mortgages. Commercial Banking balances increased 4% and credit card balances decreased 4%. Average deposits were $312.3 billion, relatively unchanged from the prior year as strong growth in operating deposits was offset by lower term deposits. Personal and Business Banking deposits decreased 2%, and Commercial Banking deposits increased 3%.

Q4 2025 vs. Q3 2025

Reported net income decreased $115 million or 13% from the prior quarter.

Total revenue increased $27 million or 1% from the prior quarter. Net interest income increased $5 million, due to higher deposit balances. Non-interest revenue increased $22 million from the prior quarter, due to higher gains on investments and mutual fund distribution fee revenue, partially offset by lower card-related revenue. Net interest margin of 2.84% was relatively unchanged from the prior quarter, with higher deposit margins offset by a change in product mix.

Personal and Business Banking revenue decreased $14 million or 1%, primarily due to lower net interest income. Commercial Banking revenue increased $41 million or 5%, due to higher non-interest revenue and higher net interest income.

Total provision for credit losses increased $84 million from the prior quarter. Total provision for credit losses as a percentage of average net loans and acceptances was 76 basis points, compared with 66 basis points. The provision for credit losses on impaired loans increased $7 million, largely due to higher provisions in Personal and Business Banking. The provision for credit losses on impaired loans as a percentage of average net loans and acceptances was 58 basis points, compared with 57 basis points. There was a $153 million provision for credit losses on performing loans in the current quarter, primarily due to uncertainty in credit conditions, compared with a $76 million provision in the prior quarter.

Non-interest expense increased $103 million or 8% from the prior quarter, primarily due to higher amortization of acquisition-related intangible assets as noted above, and higher employee-related expenses.

Average gross loans and acceptances increased $0.6 billion from the prior quarter. Personal and Business Banking balances increased 1% and credit card balances decreased 3%, with Commercial Banking balances relatively unchanged from the prior quarter. Average deposits increased $1.8 billion from the prior quarter. Personal and Business Banking deposits decreased 1% and Commercial Banking deposits increased 5%.

14	BMO Financial Group Fourth Quarter 2025 Earnings Release

U.S. Banking (1)

TABLE 9

(Canadian $ in millions, except as noted)	Q4-2025	Q3-2025	Q4-2024	Fiscal 2025	Fiscal 2024
Net interest income (teb) (2)	2,234	2,221	2,161	9,017	8,602
Non-interest revenue	641	609	574	2,466	2,209
Total revenue (teb) (2)	2,875	2,830	2,735	11,483	10,811
Provision for credit losses on impaired loans	209	241	446	1,010	1,285
Provision (recovery of provision) for credit losses on performing loans	(90)	(70)	276	33	392
Total provision for credit losses (PCL)	119	171	722	1,043	1,677
Non-interest expense	1,719	1,670	1,709	6,855	6,690
Income before income taxes	1,037	989	304	3,585	2,444
Provision for income taxes (teb) (2)	230	222	23	775	434
Reported net income	807	767	281	2,810	2,010
Dividends on preferred shares and distributions on other equity instruments	15	15	14	61	57
Net income attributable to non-controlling interest in subsidiaries	7	2	1	14	2
Net income available to common shareholders	785	750	266	2,735	1,951
Amortization of acquisition-related intangible assets (3)	64	62	72	272	290
Adjusted net income	871	829	353	3,082	2,300
Adjusted net income available to common shareholders	849	812	338	3,007	2,241
Adjusted non-interest expense	1,634	1,586	1,613	6,490	6,300
Average earning assets	229,046	230,849	231,451	235,855	230,500
Average gross loans and acceptances	218,999	220,558	219,874	225,104	219,167
Average deposits	236,483	237,189	243,917	244,795	237,855

(US$ equivalent in millions)
Net interest income (teb) (2)	1,609	1,617	1,585	6,427	6,330
Non-interest revenue	463	442	421	1,759	1,626
Total revenue (teb) (2)	2,072	2,059	2,006	8,186	7,956
Provision for credit losses on impaired loans	151	175	328	719	943
Provision (recovery of provision) for credit losses on performing loans	(65)	(50)	198	21	285
Total provision for credit losses	86	125	526	740	1,228
Non-interest expense	1,238	1,217	1,252	4,886	4,922
Income before income taxes	748	717	228	2,560	1,806
Provision for income taxes (teb) (2)	166	159	18	553	321
Reported net income	582	558	210	2,007	1,485
Dividends on preferred shares and distributions on other equity instruments	11	11	11	44	42
Net income attributable to non-controlling interest in subsidiaries	5	2	1	10	2
Net income available to common shareholders	566	545	198	1,953	1,441
Amortization of acquisition-related intangible assets (3)	45	45	52	192	214
Adjusted net income	627	603	262	2,199	1,699
Adjusted net income available to common shareholders	611	590	250	2,145	1,655
Adjusted non-interest expense	1,178	1,156	1,182	4,627	4,635
Key Performance Metrics (US$ basis)
Personal and Business Banking revenue	753	743	696	2,897	2,801
Commercial Banking revenue	1,100	1,107	1,114	4,458	4,384
Private Wealth revenue	219	209	196	831	771
Return on equity (%) (4) (5)	8.5	8.2	3.1	7.4	5.6
Adjusted return on equity (%) (4) (5)	9.2	8.9	3.9	8.1	6.4
Operating leverage (%)	4.4	4.6	2.5	3.6	(1.0)
Adjusted operating leverage (%)	3.6	3.8	2.1	3.1	(0.3)
Efficiency ratio (%)	59.8	59.0	62.4	59.7	61.9
Adjusted efficiency ratio (%)	56.9	56.1	58.9	56.5	58.3
Net interest margin on average earning assets (%)	3.87	3.82	3.72	3.82	3.73
PCL on impaired loans-to-average net loans and acceptances (%) (5)	0.38	0.44	0.82	0.45	0.59
Average earning assets	164,942	168,134	169,670	168,096	169,596
Average gross loans and acceptances	157,706	160,639	161,182	160,437	161,261
Average deposits	170,295	172,753	178,811	174,440	175,004
Assets under administration (6)	104,368	103,846	83,450	104,368	83,450
Assets under management (6)	83,036	75,884	69,504	83,036	69,504

(1)	Adjusted results and ratios are on a non-GAAP basis and are discussed in the Non-GAAP and Other Financial Measures section.
(2)

Net interest income, total revenue and the provision for income taxes are presented on a taxable equivalent basis (teb) and are reflected in the ratios. Teb amounts of $8 million in both Q4-2025 and Q3-2025, and $9 million in Q4-2024; and $33 million for YTD-2025 and $36 million for YTD-2024 are offset in Corporate Services. On a source currency basis: US$6 million in Q4-2025, Q3-2025 and Q4-2024; and US$24 million for YTD-2025 and US$25 million for YTD-2024.

(3)

Amortization of acquisition-related intangible assets and any impairments, recorded in non-interest expense. On a source currency basis: US$60 million in Q4-2025, US$61 million in Q3-2025 and US$70 million in Q4-2024; and US$259 million for YTD-2025 and US$287 million for YTD-2024.

(4)

Return on equity is based on allocated capital. Effective fiscal 2025, the capital allocation rate increased to 12.0% of risk-weighted assets, compared with 11.5% in fiscal 2024. For further information, refer to the Non-GAAP and Other Financial Measures section.

(5)	Return on equity and PCL ratios are presented on an annualized basis.
(6)	Relates to Private Wealth. Assets under administration excludes assets under custody.

Certain comparative figures have been reclassified to conform with the current period’s presentation.

BMO Financial Group Fourth Quarter 2025 Earnings Release	15

Q4 2025 vs. Q4 2024

U.S. Banking (1) reported net income was $807 million, an increase of $526 million from $281 million in the prior year. The impact of the stronger U.S. dollar increased net income by 5%, and revenue and expenses by 2%, respectively. All amounts in the remainder of this section are presented on a U.S. dollar basis.

Reported net income was $582 million, an increase of $372 million from $210 million in the prior year.

Total revenue was $2,072 million, an increase of $66 million or 3% from the prior year. Net interest income increased $24 million or 2%, due to higher net interest margin, partially offset by lower balances. Non-interest revenue increased $42 million or 10% from the prior year, primarily due to higher deposit fee revenue and wealth management fees. Net interest margin of 3.87% increased 15 basis points, primarily due to higher deposit margins driven by deposit optimization, partially offset by lower deposit balances.

Personal and Business Banking revenue increased $57 million or 9%, primarily due to higher net interest income. Commercial Banking revenue decreased $14 million or 1%, due to lower net interest income, partially offset by higher non-interest revenue. Private Wealth revenue increased $23 million or 12%.

Total provision for credit losses was $86 million, a decrease of $440 million from the prior year. Total provision for credit losses as a percentage of average net loans and acceptances was 22 basis points, compared with 131 basis points. The provision for credit losses on impaired loans was $151 million, a decrease of $177 million, largely due to lower provisions in Commercial Banking. The provision for credit losses on impaired loans as a percentage of average net loans and acceptances was 38 basis points, compared with 82 basis points. There was a $65 million recovery on performing loans in the current quarter, compared with a $198 million provision in the prior year.

Non-interest expense was $1,238 million, a decrease of $14 million or 1% from the prior year, reflecting lower technology and other operating costs, partially offset by higher employee-related expenses.

Average gross loans and acceptances decreased $3.5 billion or 2% from the prior year to $157.7 billion. Commercial Banking balances decreased 5% reflecting balance sheet optimization initiatives, Personal and Business Banking balances increased 3% and Private Wealth balances increased 14%. Average total deposits decreased $8.5 billion or 5% from the prior year to $170.3 billion, driven by lower term deposits. Commercial Banking deposits decreased 4%, Personal and Business Banking deposits decreased 6% and Private Wealth deposits decreased 2%.

Assets under management increased $13.5 billion or 19% from the prior year to $83.0 billion, driven by stronger global markets and higher client assets. Assets under administration increased $20.9 billion or 25% to $104.4 billion, primarily driven by stronger global markets.

Q4 2025 vs. Q3 2025

Reported net income increased $40 million or 5% from the prior quarter. The impact of the stronger U.S. dollar increased revenue, expenses and net income by 1%, respectively. All amounts in the remainder of this section are presented on a U.S. dollar basis.

Reported net income increased $24 million or 4% from the prior quarter.

Total revenue was relatively unchanged from the prior quarter. Net interest income decreased $8 million or 1%, due to lower balances, partially offset by higher net interest margin. Non-interest revenue increased $21 million or 4%, primarily due to higher wealth management fees and card-related revenue. Net interest margin increased 5 basis points, primarily due to higher deposit margins, partially offset by lower deposit balances.

Personal and Business Banking revenue increased $10 million or 1% from the prior quarter, due to higher net interest income, partially offset by lower non-interest revenue. Commercial Banking revenue decreased $7 million or 1%, due to lower net interest income, partially offset by higher non-interest revenue. Private Wealth revenue increased $10 million or 4%, due to higher non-interest revenue.

Total provision for credit losses decreased $39 million from the prior quarter. Total provision for credit losses as a percentage of average net loans and acceptances was 22 basis points, compared with 31 basis points. The provision for credit losses on impaired loans decreased $24 million, due to lower provisions in both Personal and Business Banking and Commercial Banking. The provision for credit losses on impaired loans as a percentage of average net loans and acceptances was 38 basis points, compared with 44 basis points. There was a $65 million recovery on performing loans in the current quarter, compared with a $50 million recovery in the prior quarter.

Non-interest expense increased $21 million or 2% from the prior quarter, primarily due to higher operating and technology costs.

Average gross loans and acceptances decreased $2.9 billion or 2% from the prior quarter. Commercial Banking balances decreased 3%, Personal and Business Banking balances increased 1% and Private Wealth balances increased 2%. Average total deposits decreased $2.5 billion or 1% from the prior quarter. Commercial Banking deposits decreased 1%, Personal and Business Banking deposits decreased 2%, with Private Wealth deposit balances relatively unchanged.

Assets under management increased $7.2 billion or 9% from the prior quarter, driven by stronger global markets and higher client assets. Assets under administration increased $0.5 billion or 1% from the prior quarter.

(1)

Effective the fourth quarter of 2025, BMO combined its U.S. wealth management business, previously reported within Wealth Management, with U.S. Personal and Commercial Banking to form a unified U.S. Banking operating segment. Financial results for prior periods have been reclassified to conform with the current presentation. For further information, refer to the How BMO Reports Operating Segments Results section of BMO’s Annual 2025 MD&A.

16	BMO Financial Group Fourth Quarter 2025 Earnings Release

Wealth Management (1)

TABLE 10

(Canadian $ in millions, except as noted)	Q4-2025	Q3-2025	Q4-2024	Fiscal 2025	Fiscal 2024
Net interest income	274	257	233	1,020	873
Non-interest revenue	1,145	1,086	986	4,282	3,726
Total revenue	1,419	1,343	1,219	5,302	4,599
Provision for credit losses on impaired loans	5	1	5	8	15
Provision (recovery of provision) for credit losses on performing loans	(1)	2	5	2	2
Total provision for credit losses (PCL)	4	3	10	10	17
Non-interest expense	907	839	814	3,460	3,176
Income before income taxes	508	501	395	1,832	1,406
Provision for income taxes	125	123	94	451	339
Reported net income	383	378	301	1,381	1,067
Dividends on preferred shares and distributions on other equity instruments	2	1	2	6	6
Net income available to common shareholders	381	377	299	1,375	1,061
Acquisition and integration costs (2)	1	3	–	4	–
Adjusted net income	384	381	301	1,385	1,067
Adjusted net income available to common shareholders	382	380	299	1,379	1,061
Adjusted non-interest expense	905	835	814	3,454	3,176
Key Performance Metrics
Wealth and Asset Management reported net income	304	283	248	1,065	831
Wealth and Asset Management adjusted net income	305	286	248	1,069	831
Insurance reported net income (loss)	79	95	53	316	236
Return on equity (%) (3) (4)	49.7	49.9	40.3	45.4	36.5
Adjusted return on equity (%) (3) (4)	49.9	50.3	40.3	45.6	36.5
Efficiency ratio (%)	63.9	62.5	66.8	65.3	69.1
Adjusted efficiency ratio (%)	63.8	62.2	66.8	65.1	69.1
Operating leverage (%)	5.0	7.2	(2.8)	6.3	1.6
Adjusted operating leverage (%)	5.3	7.7	(2.8)	6.5	1.6
PCL on impaired loans-to-average net loans and acceptances (%) (4)	0.06	0.02	0.07	0.03	0.05
Average assets	53,776	53,484	51,080	53,224	49,134
Average gross loans and acceptances	30,400	30,079	29,261	30,003	28,532
Average deposits	54,324	52,908	46,951	52,359	45,874
Assets under administration (5)	282,258	262,354	245,183	282,258	245,183
Assets under management	390,282	359,109	326,032	390,282	326,032

(1)	Adjusted results and ratios are on a non-GAAP basis and are discussed in the Non-GAAP and Other Financial Measures section.
(2)	Burgundy pre-tax acquisition and integration costs, recorded in non-interest expense.
(3)

Return on equity is based on allocated capital. Effective the first quarter of fiscal 2025, the capital allocation rate increased to 12.0% of risk-weighted assets, compared with 11.5% in fiscal 2024. For further information, refer to the Non-GAAP and Other Financial Measures section.

(4)	Return on equity and PCL ratios are presented on an annualized basis.
(5)	Certain assets under management that are also administered by the bank are included in assets under administration.

Q4 2025 vs. Q4 2024

Wealth Management (1) reported net income was $383 million, an increase of $82 million or 27% from the prior year. Wealth and Asset Management reported net income was $304 million, an increase of $56 million or 23%, and Insurance net income was $79 million, an increase of $26 million or 48%.

Total revenue was $1,419 million, an increase of $200 million or 16% from the prior year. Revenue in Wealth and Asset Management was $1,290 million, an increase of $158 million or 14%, primarily due to the impact of stronger global markets and net sales, strong growth in loan and deposit balances and higher brokerage transaction volumes. Insurance revenue was $129 million, an increase of $42 million or 48%, due to favourable market movements in the current quarter and business growth.

Total provision for credit losses was $4 million, a decrease of $6 million from the prior year.

Non-interest expense was $907 million, an increase of $93 million or 11%, primarily due to higher employee-related expenses, including higher revenue-based costs.

Assets under management increased $64.3 billion or 20% from the prior year to $390.3 billion, and assets under administration increased $37.1 billion or 15% to $282.3 billion, both driven by stronger global markets and higher client assets. Average gross loans increased 4% and average deposits increased 16%.

Q4 2025 vs. Q3 2025

Reported net income increased by $5 million or 2% from the prior quarter. Wealth and Asset Management reported net income increased $21 million or 8% from the prior quarter, and Insurance net income decreased $16 million or 17%.

Total revenue increased $76 million or 6% from the prior quarter. Revenue in Wealth and Asset Management increased $92 million or 8%, primarily due to the impact of stronger global markets and net sales, higher brokerage transaction volumes and good growth in loan and deposit balances. Insurance revenue decreased $16 million or 11%, primarily due to a gain on sale of a portfolio of insurance contracts in the prior quarter, partially offset by more favourable market movements in the quarter.

Total provision for credit losses increased $1 million from the prior quarter.

(1)

Effective the fourth quarter of 2025, BMO combined its U.S. wealth management business, previously reported within Wealth Management, with U.S. Personal and Commercial Banking to form a unified U.S. Banking operating segment. Financial results for prior periods have been reclassified to conform with the current presentation. For further information, refer to the How BMO Reports Operating Segments Results section of BMO’s Annual 2025 MD&A.

BMO Financial Group Fourth Quarter 2025 Earnings Release	17

Non-interest expense increased $68 million or 8%, primarily due to higher employee-related expenses, including higher revenue-based costs.

Assets under management increased $31.2 billion or 9% and assets under administration increased $19.9 billion or 8%, both driven by stronger global markets and higher client assets. Average gross loans increased by 1% and average deposits increased by 3%.

Capital Markets (1)

TABLE 11

(Canadian $ in millions, except as noted)	Q4-2025	Q3-2025	Q4-2024	Fiscal 2025	Fiscal 2024
Net interest income (teb) (2)	580	729	389	2,482	1,731
Non-interest revenue	1,239	1,047	1,211	4,965	4,785
Total revenue (teb) (2)	1,819	1,776	1,600	7,447	6,516
Provision for credit losses on impaired loans	37	33	203	133	367
Provision (recovery of provision) for credit losses on performing loans	(39)	23	8	68	2
Total provision (recovery of provision) for credit losses (PCL)	(2)	56	211	201	369
Non-interest expense	1,122	1,139	1,087	4,616	4,278
Income before income taxes	699	581	302	2,630	1,869
Provision for income taxes (teb) (2)	178	143	51	653	377
Reported net income	521	438	251	1,977	1,492
Dividends on preferred shares and distributions on other equity instruments	10	11	10	41	37
Net income available to common shareholders	511	427	241	1,936	1,455
Acquisition and integration costs (3)	–	–	2	–	15
Amortization of acquisition-related intangible assets (4)	11	4	17	22	31
Adjusted net income	532	442	270	1,999	1,538
Adjusted net income available to common shareholders	522	431	260	1,958	1,501
Adjusted non-interest expense	1,107	1,134	1,061	4,586	4,216
Key Performance Metrics
Global Markets revenue	1,035	1,053	938	4,599	3,898
Investment and Corporate Banking revenue	784	723	662	2,848	2,618
Return on equity (%) (5) (6)	14.4	12.5	7.3	14.0	11.0
Adjusted return on equity (%) (5) (6)	14.7	12.6	7.8	14.2	11.4
Operating leverage (teb) (%)	10.5	(2.1)	(6.4)	6.4	1.9
Adjusted operating leverage (teb) (%)	9.4	(2.2)	(4.3)	5.5	2.6
Efficiency ratio (teb) (%)	61.7	64.1	67.9	62.0	65.7
Adjusted efficiency ratio (teb) (%)	60.9	63.8	66.3	61.6	64.7
PCL on impaired loans-to-average net loans and acceptances (%) (6)	0.18	0.16	0.99	0.16	0.44
Average assets	548,583	514,826	505,558	551,491	468,963
Average gross loans and acceptances	85,586	82,668	82,397	84,273	83,024
U.S. Business Select Financial Data (US$ in millions)
Total revenue (teb)	635	641	567	2,654	2,286
Non-interest expense	417	422	394	1,662	1,599
Reported net income	168	151	43	678	350
Adjusted non-interest expense	414	419	391	1,651	1,580
Adjusted net income	170	153	45	686	364
Average assets	187,111	181,423	179,813	192,595	157,876
Average gross loans and acceptances	33,067	32,582	31,713	32,088	31,795

(1)	Adjusted results and ratios are on a non-GAAP basis and are discussed in the Non-GAAP and Other Financial Measures section.
(2)

Net interest income, total revenue and the provision for income taxes are presented on a taxable equivalent basis (teb) and are reflected in the ratios. Teb amounts of $2 million in Q4-2025, Q3-2025 and Q4-2024; and $6 million for YTD-2025 and $22 million for YTD-2024 are offset in Corporate Services. Beginning January 1, 2024, we treated certain Canadian dividends as non-deductible for tax purposes, due to legislation that was enacted in the third quarter of fiscal 2024. As a result, we no longer report this revenue on a taxable equivalent basis.

(3)	Clearpool and Radicle pre-tax acquisition and integration costs, recorded in non-interest expense.
(4)

Amortization of acquisition-related intangible assets and any impairments, recorded in non-interest expense. Q4-2025 and Q4-2024 included an impairment related to Radicle of $10 million and $18 million, respectively.

(5)

Return on equity is based on allocated capital. Effective fiscal 2025, the capital allocation rate increased to 12.0% of risk-weighted assets, compared with 11.5% in fiscal 2024. For further information, refer to the Non-GAAP and Other Financial Measures section.

(6)	Return on equity and PCL ratios are presented on an annualized basis.

Q4 2025 vs. Q4 2024

Capital Markets reported net income was $521 million, an increase of $270 million or 108% from the prior year.

Total revenue was $1,819 million, an increase of $219 million or 14% from the prior year. Global Markets revenue increased $97 million or 10%, primarily due to higher equities trading revenue and higher debt and equity issuances, partially offset by lower interest rate trading revenue. Investment and Corporate Banking revenue increased $122 million or 18%, primarily due to higher Canadian underwriting and advisory fee revenue and lower markdowns on fair value loans.

Total recovery of the provision for credit losses was $2 million, compared with a $211 million provision in the prior year. The provision for credit losses on impaired loans was $37 million, a decrease of $166 million from the prior year. There was a $39 million recovery on performing loans in the current quarter, compared with a $8 million provision in the prior year.

Non-interest expense was $1,122 million, an increase of $35 million or 3% from the prior year, primarily driven by higher performance-based compensation.

Average gross loans and acceptances of $85.6 billion increased $3.2 billion or 4% from the prior year.

18	BMO Financial Group Fourth Quarter 2025 Earnings Release

Q4 2025 vs. Q3 2025

Reported net income increased $83 million or 19% from the prior quarter.

Total revenue increased $43 million or 2% from the prior quarter. Global Markets revenue decreased $18 million or 2%, primarily due to lower interest rate and commodities trading revenue, partially offset by higher equities trading revenue. Investment and Corporate Banking revenue increased $61 million or 8%, primarily due to higher underwriting revenue and higher gains on investments.

Total recovery of the provision for credit losses was $2 million, compared with a $56 million provision in the prior quarter. The provision for credit losses on impaired loans was $37 million, an increase of $4 million from the prior quarter. There was a $39 million recovery on performing loans in the current quarter, compared with a $23 million provision in the prior quarter.

Non-interest expense decreased $17 million or 1% from the prior quarter, driven by lower employee-related expenses, including the impact of timing on performance-based compensation, partially offset by higher operating costs.

Average gross loans and acceptances increased $2.9 billion or 4% from the prior quarter.

Corporate Services (1)

TABLE 12

(Canadian $ in millions, except as noted)	Q4-2025	Q3-2025	Q4-2024	Fiscal 2025	Fiscal 2024
Net interest income before segment teb offset	(46)	(160)	362	(660)	(532)
Segment teb offset	(10)	(10)	(11)	(39)	(58)
Net interest income (teb)	(56)	(170)	351	(699)	(590)
Non-interest revenue	159	111	118	479	20
Total revenue (teb)	103	(59)	469	(220)	(570)
Provision for credit losses on impaired loans	3	9	13	44	73
Provision (recovery of provision) for credit losses on performing loans	(18)	(7)	(11)	(45)	(34)
Total provision (recovery of provision) for credit losses	(15)	2	2	(1)	39
Non-interest expense	366	118	(502)	816	350
Income (loss) before income taxes	(248)	(179)	969	(1,035)	(959)
Provision for (recovery of) income taxes (teb)	(80)	(59)	248	(297)	(260)
Reported net income (loss)	(168)	(120)	721	(738)	(699)
Dividends on preferred shares and distributions on other equity instruments	125	27	115	282	244
Net income (loss) attributable to non-controlling interest in subsidiaries	–	1	2	2	7
Net income (loss) available to common shareholders	(293)	(148)	604	(1,022)	(950)
Acquisition and integration costs (2)	2	1	13	9	97
Impact of divestitures	102	–	–	102	–
Legal provision/reversal (including related interest expense and legal fees)	–	–	(870)	–	(834)
Impact of loan portfolio sale	–	–	–	–	136
FDIC special assessment	(9)	(4)	(11)	(14)	357
Impact of alignment of accounting policies	–	–	–	70	–
Adjusted net loss	(73)	(123)	(147)	(571)	(943)
Adjusted net loss available to common shareholders	(198)	(151)	(264)	(855)	(1,194)
Adjusted total revenue (teb) (3)	103	(59)	(120)	(220)	(953)
Adjusted non-interest expense	274	122	89	626	333
U.S. Business Select Financial Data (US$ in millions)
Total revenue	–	(12)	460	(15)	401
Total provision for (recovery of) credit losses	(3)	(1)	(2)	(2)	3
Non-interest expense	174	60	(436)	348	47
Provision for (recovery of) income taxes (teb)	(37)	(23)	221	(107)	74
Reported net income (loss)	(134)	(48)	677	(254)	277
Adjusted total revenue	–	(12)	24	(15)	118
Adjusted non-interest expense	108	62	–	246	36
Adjusted net income (loss)	(66)	(50)	35	(160)	96

(1)	Adjusted results are on a non-GAAP basis and are discussed in the Non-GAAP and Other Financial Measures section.
(2)	Acquisition and integration costs/reversal related to the acquisition of Bank of the West, recorded in non-interest expense.
(3)

Segment taxable equivalent basis (teb) offset amounts recorded in net interest income, total revenue and provision for (recovery of) income taxes: $10 million in both Q4-2025 and Q3-2025 and $11 million in Q4-2024; and $39 million for YTD-2025 and $58 million for YTD-2024.

Q4 2025 vs. Q4 2024

Corporate Services reported net loss was $168 million, compared with reported net income of $721 million in the prior year, with the change reflecting a reversal of legal provision in the prior year and a write-down of goodwill related to the announced sale of branches in certain U.S. markets.

Adjusted net loss was $73 million, compared with adjusted net loss of $147 million in the prior year, with the change driven by higher treasury-related revenue, partially offset by higher expenses.

Q4 2025 vs. Q3 2025

Reported net loss was $168 million, compared with reported net loss of $120 million in the prior quarter, and adjusted net loss was $73 million, compared with adjusted net loss of $123 million in the prior quarter.

The increase in reported net loss included the write-down of goodwill noted above. The lower adjusted net loss reflected higher treasury-related revenue, partially offset by higher expenses.

BMO Financial Group Fourth Quarter 2025 Earnings Release	19

Condensed Consolidated Financial Statements

Consolidated Statement of Income

(Unaudited) (Canadian $ in millions, except as noted)	For the three months ended			For the twelve months ended
	October 31, 2025	July 31, 2025	October 31, 2024	October 31, 2025	October 31, 2024
Interest, Dividend and Fee Income
Loans	$9,531	$9,594	$10,223	$38,747	$40,069
Securities	3,835	3,929	3,966	15,862	15,038
Securities borrowed or purchased under resale agreements	1,519	1,540	1,775	6,072	6,843
Deposits with banks	633	679	900	2,856	4,035
	15,518	15,742	16,864	63,537	65,985
Interest Expense
Deposits	6,855	7,008	8,768	29,255	34,580
Securities sold but not yet purchased and securities lent or sold under repurchase agreements	2,274	2,227	2,344	9,064	8,907
Subordinated debt	112	118	118	456	456
Other liabilities	781	893	196	3,275	2,574
	10,022	10,246	11,426	42,050	46,517
Net Interest Income	5,496	5,496	5,438	21,487	19,468
Non-Interest Revenue
Securities commissions and fees	320	286	288	1,169	1,106
Deposit and payment service charges	446	447	420	1,791	1,626
Trading revenues	557	406	696	2,584	2,377
Lending fees	329	327	338	1,342	1,464
Card fees	204	207	201	831	847
Investment management and custodial fees	620	589	544	2,339	2,056
Mutual fund revenues	403	376	347	1,495	1,324
Underwriting and advisory fees	455	453	352	1,703	1,399
Securities gains, other than trading	114	49	57	287	200
Foreign exchange gains, other than trading	68	65	67	271	263
Insurance service results	118	89	42	421	340
Insurance investment results	39	29	72	124	105
Share of profit in associates and joint ventures	83	45	50	175	207
Other revenues	89	124	45	255	13
	3,845	3,492	3,519	14,787	13,327
Total Revenue	9,341	8,988	8,957	36,274	32,795
Provision for Credit Losses	755	797	1,523	3,617	3,761
Non-Interest Expense
Employee compensation	2,978	2,955	2,694	12,018	10,872
Premises and equipment	1,215	1,081	1,062	4,468	4,117
Amortization of intangible assets	290	278	280	1,152	1,112
Advertising and business development	224	198	227	806	837
Communications	79	82	89	342	388
Professional fees	219	172	177	678	583
Association, clearing and annual regulator fees	70	71	103	302	321
Other	481	268	(205)	1,341	1,269
	5,556	5,105	4,427	21,107	19,499
Income Before Provision for Income Taxes	3,030	3,086	3,007	11,550	9,535
Provision for income taxes	735	756	703	2,825	2,208
Net Income	$2,295	$2,330	$2,304	$8,725	$7,327
Attributable to:
Bank shareholders	$2,288	$2,327	$2,301	$8,709	$7,318
Non-controlling interest in subsidiaries	7	3	3	16	9
Net Income	$2,295	$2,330	$2,304	$8,725	$7,327
Earnings Per Common Share (Canadian $)
Basic	$2.98	$3.14	$2.95	$11.46	$9.52
Diluted	2.97	3.14	2.94	11.44	9.51
Dividends per common share	1.63	1.63	1.55	6.44	6.12

20	BMO Financial Group Fourth Quarter 2025 Earnings Release

Condensed Consolidated Financial Statements

Consolidated Statement of Comprehensive Income

(Unaudited) (Canadian $ in millions)	For the three months ended			For the twelve months ended
	October 31, 2025	July 31, 2025	October 31, 2024	October 31, 2025	October 31, 2024
Net Income	$2,295	$2,330	$2,304	$8,725	$7,327
Other Comprehensive Income (Loss), net of taxes
Items that will subsequently be reclassified to net income
Net change in unrealized gains (losses) on fair value through OCI debt securities
Unrealized gains (losses) on fair value through OCI debt securities arising during the period (1)	147	178	(150)	308	217
Reclassification to earnings of (gains) during the period (2)	(33)	(11)	(19)	(65)	(83)
	114	167	(169)	243	134
Net change in unrealized gains (losses) on derivatives designated as cash flow hedges
Gains (losses) on derivatives designated as cash flow hedges arising during the period (3)	853	(1,051)	212	995	2,512
Reclassification to earnings of losses on derivatives designated as cash flow hedges during the period (4)	254	272	314	1,051	1,417
	1,107	(779)	526	2,046	3,929
Net gains on translation of net foreign operations
Unrealized gains on translation of net foreign operations	784	282	531	473	287
Unrealized (losses) on hedges of net foreign operations (5)	(208)	(74)	(120)	(76)	(100)
	576	208	411	397	187
Items that will not be subsequently reclassified to net income
Net unrealized gains (losses) on fair value through OCI equity securities arising during the period (6)	–	–	–	(11)	9
Net gains (losses) on remeasurement of pension and other employee future benefit plans (7)	88	55	(123)	137	(69)
Net gains (losses) on remeasurement of own credit risk on financial liabilities designated at fair value (8)	10	(313)	43	(245)	(633)
	98	(258)	(80)	(119)	(693)
Total Other Comprehensive Income (Loss), net of taxes	1,895	(662)	688	2,567	3,557
Total Comprehensive Income	$4,190	$1,668	$2,992	$11,292	$10,884
Attributable to:
Bank shareholders	$4,183	$1,665	$2,989	$11,276	$10,875
Non-controlling interest in subsidiaries	7	3	3	16	9
Total Comprehensive Income	$4,190	$1,668	$2,992	$11,292	$10,884

(1)	Net of income tax (provision) recovery of $(52) million, $(66) million, $55 million for the three months ended and $(113) million and $(79) million for the twelve months ended, respectively.
(2)	Net of income tax provision of $12 million, $3 million, $7 million for the three months ended and $23 million and $31 million for the twelve months ended, respectively.
(3)	Net of income tax (provision) recovery of $(324) million, $409 million, $(82) million for the three months ended and $(365) million and $(966) million for the twelve months ended, respectively.
(4)	Net of income tax (recovery) of $(96) million, $(102) million, $(118) million for the three months ended and $(397) million and $(536) million for the twelve months ended, respectively.
(5)	Net of income tax recovery of $80 million, $28 million, $47 million for the three months ended and $29 million and $38 million for the twelve months ended, respectively.
(6)	Net of income tax (provision) recovery of $nil million, $nil million, $1 million for the three months ended and $4 million and $(3) million for the twelve months ended, respectively.
(7)	Net of income tax (provision) recovery of $(34) million, $(22) million, $21 million for the three months ended and $(53) million and $(1) million for the twelve months ended, respectively.
(8)	Net of income tax (provision) recovery of $(4) million, $118 million, $(16) million for the three months ended and $92 million and $242 million for the twelve months ended, respectively.

BMO Financial Group Fourth Quarter 2025 Earnings Release	21

Condensed Consolidated Financial Statements

Consolidated Balance Sheet

(Unaudited) (Canadian $ in millions)	As at
	October 31, 2025	October 31, 2024
Assets
Cash and Cash Equivalents	$67,484	$65,098
Interest Bearing Deposits with Banks	2,838	3,640
Securities
Trading	192,303	168,926
Fair value through profit or loss	21,354	19,064
Fair value through other comprehensive income	113,209	93,702
Debt securities at amortized cost	96,610	115,188
	423,476	396,880
Securities Borrowed or Purchased Under Resale Agreements	129,421	110,907
Loans
Residential mortgages	196,033	191,080
Consumer instalment and other personal	92,741	92,687
Credit cards	12,649	13,612
Business and government	380,788	384,993
	682,211	682,372
Allowance for credit losses	(5,050)	(4,356)
	677,161	678,016
Other Assets
Derivative instruments	57,151	47,253
Customers’ liability under acceptances	711	359
Premises and equipment	6,252	6,249
Goodwill	16,797	16,774
Intangible assets	4,758	4,925
Current tax assets	1,970	2,219
Deferred tax assets	2,732	3,024
Receivable from brokers, dealers and clients	43,167	31,916
Other	42,884	42,387
	176,422	155,106
Total Assets	$1,476,802	$1,409,647
Liabilities and Equity
Deposits	$976,202	$982,440
Other Liabilities
Derivative instruments	58,729	58,303
Acceptances	711	359
Securities sold but not yet purchased	54,876	35,030
Securities lent or sold under repurchase agreements	134,967	110,791
Securitization and structured entities’ liabilities	51,562	40,164
Insurance-related liabilities	20,436	18,770
Payable to brokers, dealers and clients	45,170	34,407
Other	37,549	36,720
	404,000	334,544
Subordinated Debt	8,500	8,377
Total Liabilities	1,388,702	1,325,361
Equity
Preferred shares and other equity instruments	8,956	8,087
Common shares	23,359	23,921
Contributed surplus	373	354
Retained earnings	47,377	46,469
Accumulated other comprehensive income	7,986	5,419
Total shareholders’ equity	88,051	84,250
Non-controlling interest in subsidiaries	49	36
Total Equity	88,100	84,286
Total Liabilities and Equity	$1,476,802	$1,409,647

22	BMO Financial Group Fourth Quarter 2025 Earnings Release

Condensed Consolidated Financial Statements

Consolidated Statement of Changes in Equity

(Unaudited) (Canadian $ in millions)	For the three months ended		For the twelve months ended
	October 31, 2025	October 31, 2024	October 31, 2025	October 31, 2024
Preferred Shares and Other Equity Instruments
Balance at beginning of period	$9,156	$8,487	$8,087	$6,958
Issued during the period	–	–	1,369	2,379
Redeemed during the period	(200)	(400)	(500)	(1,250)
Balance at end of period	8,956	8,087	8,956	8,087
Common Shares
Balance at beginning of period	23,554	23,911	23,921	22,941
Issued under the Shareholder Dividend Reinvestment and Share Purchase Plan	–	–	–	905
Issued under the Stock Option Plan	60	17	161	74
Treasury shares sold (purchased)	8	(7)	7	1
Purchased for cancellation	(263)	–	(730)	–
Balance at end of period	23,359	23,921	23,359	23,921
Contributed Surplus
Balance at beginning of period	368	346	354	328
Stock option expense, net of options exercised	4	6	14	15
Net premium on sale of treasury shares	1	2	5	11
Balance at end of period	373	354	373	354
Retained Earnings
Balance at beginning of period	47,554	45,451	46,469	44,006
Net income attributable to bank shareholders	2,288	2,301	8,709	7,318
Dividends on preferred shares and distributions payable on other equity instruments	(163)	(152)	(436)	(386)
Dividends on common shares	(1,155)	(1,131)	(4,630)	(4,458)
Equity issue expense	–	–	(4)	(11)
Common shares purchased for cancellation	(1,147)	–	(2,731)	–
Balance at end of period	47,377	46,469	47,377	46,469
Accumulated Other Comprehensive (Loss) on Fair Value through OCI Securities, net of taxes
Balance at beginning of period	(203)	(152)	(321)	(464)
Unrealized gains (losses) on fair value through OCI debt securities arising during the period	147	(150)	308	217
Unrealized gains (losses) on fair value through OCI equity securities arising during the period	–	–	(11)	9
Reclassification to earnings of (gains) during the period	(33)	(19)	(65)	(83)
Balance at end of period	(89)	(321)	(89)	(321)
Accumulated Other Comprehensive Income (Loss) on Cash Flow Hedges, net of taxes
Balance at beginning of period	(580)	(2,045)	(1,519)	(5,448)
Gains on derivatives designated as cash flow hedges arising during the period	853	212	995	2,512
Reclassification to earnings of losses on derivatives designated as cash flow hedges during the period	254	314	1,051	1,417
Balance at end of period	527	(1,519)	527	(1,519)
Accumulated Other Comprehensive Income on Translation of Net Foreign Operations, net of taxes
Balance at beginning of period	6,202	5,970	6,381	6,194
Unrealized gains on translation of net foreign operations	784	531	473	287
Unrealized (losses) on hedges of net foreign operations	(208)	(120)	(76)	(100)
Balance at end of period	6,778	6,381	6,778	6,381
Accumulated Other Comprehensive Income on Pension and Other Employee Future Benefit Plans, net of taxes
Balance at beginning of period	923	997	874	943
Gains (losses) on remeasurement of pension and other employee future benefit plans	88	(123)	137	(69)
Balance at end of period	1,011	874	1,011	874
Accumulated Other Comprehensive Income (Loss) on Own Credit Risk on Financial Liabilities Designated at Fair Value, net of taxes
Balance at beginning of period	(251)	(39)	4	637
Gains (losses) on remeasurement of own credit risk on financial liabilities designated at fair value	10	43	(245)	(633)
Balance at end of period	(241)	4	(241)	4
Total Accumulated Other Comprehensive Income	7,986	5,419	7,986	5,419
Total Shareholders’ Equity	88,051	84,250	88,051	84,250
Non-Controlling Interest in Subsidiaries
Balance at beginning of period	42	31	36	28
Net income attributable to non-controlling interest in subsidiaries	7	3	16	9
Dividends to non-controlling interest in subsidiaries	–	–	(3)	(3)
Other	–	2	–	2
Balance at end of period	49	36	49	36
Total Equity	$88,100	$84,286	$88,100	$84,286

BMO Financial Group Fourth Quarter 2025 Earnings Release	23

Investor and Media Information

Investor Presentation Materials

Interested parties are invited to visit BMO’s website at www.bmo.com/investorrelations to review the 2025 Annual MD&A and audited annual consolidated financial statements, quarterly presentation materials and supplementary financial and regulatory information package.

Quarterly Conference Call and Webcast Presentations

Interested parties are also invited to listen to our quarterly conference call on Thursday, December 4, 2025, at 8:30 a.m. (ET). The call may be accessed by telephone at 647-495-7514 (from within Toronto) or 1-888-596-4144 (toll-free outside Toronto), entering Passcode: 89709#. A replay of the conference call can be accessed until January 4, 2026, by calling 647-362-9199 (from within Toronto) or 1-800-770-2030 (toll-free outside Toronto) and entering Passcode: 89709#.

A live webcast of the call can be accessed on our website at www.bmo.com/investorrelations. A replay can also be accessed on the website.

Media Relations Contact

John Fenton, Head, Public Relations, john.fenton@bmo.com, 416-867-3996

Investor Relations Contacts

Christine Viau, Head, Investor Relations, christine.viau@bmo.com, 416-867-6956

Bill Anderson, Managing Director, Investor Relations, bill2.anderson@bmo.com, 416-867-7834

Shareholder Dividend Reinvestment and Share Purchase Plan (DRIP)

Common shareholders may elect to have their cash dividends reinvested in common shares of the bank, in accordance with the bank’s DRIP. More information about the Plan and how to enrol can be found at www.bmo.com/investorrelations.

For dividend information, change in shareholder address or to advise of duplicate mailings, please contact

Computershare Trust Company of Canada

320 Bay Street, 14th Floor

Toronto, Ontario M5H 4A6

Telephone: 416-263-9200

Fax: 1-888-453-0330

E-mail: service@computershare.com

For other shareholder information, please contact

Bank of Montreal

Shareholder Services

Corporate Secretary’s Department

1 First Canadian Place, 9th Floor

Toronto, Ontario M5X 1A1

Telephone: 416-867-6785

E-mail: corp.secretary@bmo.com

For further information on this document, please contact

Bank of Montreal

Investor Relations Department

P.O. Box 1, 1 First Canadian Place, 37th Floor

Toronto, Ontario M5X 1A1

To review financial results and regulatory filings and disclosures online, please visit BMO’s website at www.bmo.com/investorrelations.

BMO’s 2025 Annual MD&A, audited consolidated financial statements, annual information form and annual report on Form 40-F (filed with the U.S. Securities and Exchange Commission) are available online at www.bmo.com/investorrelations and at www.sedarplus.ca. Printed copies of the bank’s complete 2025 audited consolidated financial statements are available free of charge upon request at 416-867-6785 or corp.secretary@bmo.com.

Annual Meeting 2026

The next Annual Meeting of Shareholders will be held on Wednesday, April 15, 2026.

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24	BMO Financial Group Fourth Quarter 2025 Earnings Release